UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

26550 Acheson Road

Acheson, Alberta T7X 6B2

(780) 960-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	2017 Notice of Annual Meeting and Management Information Circular
2.	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Martin Ferron
Name:	Martin Ferron
Title:	Chairman and Chief Executive Officer

Date: February 26, 2018

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

APRIL 11, 2018

February 13, 2018

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 11, 2018

NOTICE IS HEREBY GIVEN that the annual and special meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the head office of the Corporation at 26550 Acheson Road, Acheson, Alberta on the 11th day of April, 2018, at 3:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

•	to receive the audited comparative consolidated financial statements of the Corporation for the year ended December 31, 2017 and the auditors’ report thereon;

•	to elect the directors of the Corporation for the ensuing year;

•	to appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such;

•	to consider, and if appropriate, approve the unallocated options under the Share Option Plan established by the Corporation;

•	to consider, and if appropriate, approve a change of name for the Corporation; and

•	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on April 9, 2018 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Edmonton, Alberta, this 13th day of February, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/S/ Martin Ferron
Chairman & Chief Executive Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the annual and special meeting (the “Meeting”) of holders of voting common shares of the Corporation (the “NAEP Shareholders”) to be held at the head office of the Corporation at 26550 Acheson Road, Acheson, Alberta on the 11th day of April, 2018, at 3:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated February 13, 2018 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

For the purposes of the Meeting, the Corporation is not: (a) relying on the “notice and access” rules to allow it to make certain proxy-related materials available on the internet rather than mailing such materials directly to registered shareholders and indirectly to non-registered shareholders; or (b) mailing proxy-related materials directly to non-registered shareholders who have not waived the right to receive them. The Corporation intends to pay for “proximate intermediaries” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to non-registered shareholders who have waived the right to receive them.

The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about March 15, 2018. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-

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looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is March 7, 2018. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at 26550 Acheson Road, Acheson, Alberta, T7X 6B2.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Mountain Time), on April 9, 2018 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP

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Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly arise before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his, her or its attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold voting common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name

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of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those applicable to proxy statements subject to Section 14(a) of the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting common shares. As at January 31, 2018, there were a total of 28,082,950 NAEP Common Shares outstanding and no non-voting common shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NAEP Common Shares:

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Cannell Capital LLC	2,938,829	10.46%

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty percent (20%) of the outstanding shares of the Corporation entitled to vote at the meeting.

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If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017, together with the auditor’s report thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of seven directors, all of whom have indicated that they wish to stand for re-election. Management proposes to set the total number of directors to be elected at the Meeting at seven.

All of the nominees below are now directors of the Corporation and have been directors since the dates indicated below. Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee at their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013, which Policy was revised on July 28, 2016. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. Upon receipt of such a conditional resignation, the Operations Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not exceptional circumstances exist such that the resignation should not be accepted. After considering the recommendation of the Operations Committee, the Board shall within 90 days of the shareholder’s meeting accept the resignation unless it determines that such exceptional circumstances exist. In any case, the Board shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept such resignation.

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The following table and the notes thereto state, as of January 31, 2018, the: (i) name, municipality, province or state of residence and country of residence of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each incumbent nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the fiscal year ended December 31, 2017.

Martin R. Ferron Edmonton, AB, Canada Director Since: June 7, 2012 Non-Independent Director Chairman & Chief Executive Officer Meets share ownership guidelines

Martin R. Ferron is presently the Chief Executive Officer of the Corporation and Chairman of the Board (“Chairman and CEO”). He joined the Corporation as President and Chief Executive Officer and as a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc. (“Helix”), a NYSE-listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestitures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and an MBA from Aberdeen University.

	Number of Securities Held (1)
	Options	Common Shares	DSUs
	341,900	1,371,065	118,330

	Committee Membership and Attendance Record
	Board		5 of 5

(1)

Martin Ferron’s securities holdings listed above do not include restricted stock units (RSUs) and performance share units (PSUs), which are discussed in detail in the Compensation Discussion and Analysis section.

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Ronald A. McIntosh Calgary, AB, Canada Director Since: May 20, 2004 Independent Director Meets share ownership guidelines

Ronald A. McIntosh served as Chairman of our Board of Directors from May 20, 2004 to October 31, 2017. From November 2009 to January 2016, Mr. McIntosh was on the board of Fortealeza Energy Inc., formerly known as Alvopetro Inc. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	116,200	230,308

Committee Membership and Attendance Record
	Board		5 of 5
	Audit		4 of 4
	Operations		5 of 5

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William C. Oehmig Chattanooga, TN, U.S.A. Director Since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig is the principal of Kestrel Capital, LLC, an investment advisory firm based in Chattanooga, Tennessee. Mr. Oehmig was a partner at the Sterling Group and led the buyout of North American Construction Group from the Gouin family in 2003. When the transaction closed, Mr. Oehmig became one of our Directors on November 26, 2003. His career began at Texas Commerce Bank in Houston in 1974. Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors until 1984, when he became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig is now an Advisory Partner to the Sterling Group. Mr. Oehmig has served as Chairman of Royster Clark, Purina Mills, Exopack, Universal Fibers, and Sterling Diagnostic Imaging and on the boards of several portfolio companies while with Sterling. Mr. Oehmig serves on or has served on and chaired on numerous non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	721,170	287,094

Committee Membership and Attendance Record
	Board		5 of 5
	Human Resources & Compensation		4 of 4
	Operations		5 of 5

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Bryan D. Pinney Calgary, AB, Canada Director Since: May 13, 2015 Independent Director Lead Director Meets share ownership guidelines

Bryan D. Pinney was appointed as the Corporation’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services to a range of clients. Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney was a partner with Deloitte between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is the past chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards. He is also a director of a Hong Kong listed oil and gas exploration company and a large private residential construction company. He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	30,000	101,461

Committee Membership and Attendance Record
	Board		5 of 5
	Audit		4 of 4
	Human Resources & Compensation		4 of 4

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John J. Pollesel Edmonton, AB, Canada Director Since: November 23, 2017 Independent Director Meets share ownership guidelines

John J. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he was CEO for the Morris Group of Companies. Mr. Pollesel has more than 26 years of experience in the mining industry. He has been a member of several executive teams responsible for operations, engineering/projects, finance/administration, strategic planning and leading organizational transformation. In his previous role as Chief Operating Officer for Vale’s North Atlantic Operations, Mr. Pollesel was responsible for one of the largest mining and metallurgical operations in Canada. Prior to Vale, he was the Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He has chaired Finance, Audit, HSE, Compensation and Advisory Committees in addition to holding director positions at Northern Superior Resources, Calico Resources Corporation and numerous not-for-profit organizations. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University respectively. He is a Certified Public Accountant, Certified Management Accountant and a Fellow of CPA Ontario and the Society of Management Accountants of Ontario.

	Number of Securities Held
	Options	Common Shares	DSUs
	Nil	Nil	1,176

	Committee Membership and Attendance Record
	Board		1 of 1

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Thomas P. Stan Calgary, AB, Canada Director Since: July 14, 2016 Independent Director Meets share ownership guidelines

Thomas P. Stan has served as a board member on a number of public and private Corporations and is currently the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	Nil	20,572

Committee Membership and Attendance Record
	Board		5 of 5
	Audit		4 of 4
	Human Resources & Compensation		3 of 3
	Operations		5 of 5

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Jay W. Thornton Calgary, AB, Canada Director Since: June 7, 2012 Independent Director Meets share ownership guidelines

Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 30 years of oil and gas experience, most recently as a partner with Novo Investment Group, an investment firm specializing in the oil and gas industries. He spent the first part of his career in various management positions with Shell Canada Inc. Mr. Thornton joined Suncor Energy, Canada’s largest integrated energy company, where he spent 12 years in various operating and corporate executive positions, including four years in Fort McMurray at Suncor’s oil sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with the Canadian Association of Petroleum Producers, the Canadian Petroleum Products Institute, and currently sits on the board of Obsidian Energy Ltd., a publicly traded Canadian oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a graduate of the Canadian Institute of Corporate Directors.

Number of Securities Held
	Options	Common Shares	DSUs
	Nil	34,400	107,553

Committee Membership and Attendance Record
	Board		5 of 5
	Human Resources & Compensation		4 of 4
	Operations		5 of 5

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Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald McIntosh was a director of Forteleza Energy Inc. (“Forteleza”) formerly known as Alvopetro Inc. (“Alvopetro”) from November of 2009 to January of 2016. On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Forteleza and its assets and allowing Forteleza to prepare a plan of arrangement for its creditors if necessary. Forteleza took such steps in order to enable Forteleza to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Forteleza had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Forteleza did not have the necessary liquid funds to remit, although Forteleza had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables.

Forteleza believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Forteleza filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Forteleza no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Forteleza due to Forteleza having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Forteleza for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Forteleza being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Forteleza closed the sale of substantially all of its oil and gas assets. As a result of the sale Forteleza was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements.

William Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.

Jay Thornton is a director of Obsidian Energy Ltd., which was previously named Penn West Petroleum Ltd. (“Penn West”). On August 5, 2014, the Alberta Securities Commission and Ontario Securities Commission both granted Penn West, upon Penn West’s application, management cease trade orders in relation to a review of Penn West’s accounting practices and restatement of its financial statements. Those cease trade orders are no longer in effect as of September 23, 2014.

John Pollesel is a director of First Cobalt Corporation (“First Cobalt”). First Cobalt announced on June 21, 2017 that it had proposed a friendly merger with Cobalt One Ltd. (“Cobalt One”) and CobalTech Mining Inc. (“CobalTech”). At that time, First Cobalt signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.

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Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditor’s remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2018 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	SPECIAL ITEM OF BUSINESS: APPROVAL OF UNALLOCATED OPTIONS UNDER THE SHARE OPTION PLAN

The Corporation’s Share Option Plan is described further under the heading “Option-Based Awards”. The Share Option Plan provides that the maximum number of NAEP Common Shares issuable under the Plan is equal to 10% of the Corporation’s issued and outstanding NAEP Common Shares. The rules of the Toronto Stock Exchange (the “TSX”) provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of securities issuable must be re-approved every three (3) years. Accordingly, at the Meeting, NAEP Shareholders will be requested to consider, and if deemed appropriate, to approve, with or without amendment, the reservation of the unallocated options under the Share Option Plan, as specified in the Resolution set forth in Schedule “A”.

As of February 13, 2018, the Corporation had 27,905,950 NAEP Common Shares outstanding, therefore providing for a current maximum of 2,790,595 NAEP Common Shares to be reserved for issuance under the Share Option Plan. As at February 13, 2018, the Corporation had 923,540 options to purchase Common Shares outstanding (or approximately 3.3% of the outstanding NAEP Common Shares), leaving unallocated options to purchase an aggregate of 1,867,055 NAEP Common Shares (or approximately 6.7% of the outstanding NAEP Common Shares) available for future option grants as at that date. Previously allocated options will continue, unaffected, whether or not this resolution is

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approved by NAEP Shareholders. Unallocated options and previously granted options that are cancelled, terminated or exercised subsequent to the Meeting will not, however, be available for grants if this resolution is not approved by shareholders. Approval of the Resolution requires confirmation by a majority of the votes cast at the meeting. The persons named in the accompanying Proxy intend to vote for approval of the Resolution unless instructions to the contrary are given. The adoption of the Resolution requires the favourable vote of a majority of the votes cast thereon at the Meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with approving the resolution set out in Schedule “A” of this Information Circular, the persons named in the enclosed form of Proxy intend to vote for the approval of the Resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

4.	SPECIAL ITEM OF BUSINESS: CHANGE OF NAME OF THE CORPORATION

At the Meeting, NAEP Shareholders will be requested to consider, and if deemed appropriate, to approve, with or without amendment, an amendment to the articles of amalgamation of the Corporation to change the Corporation’s name from “North American Energy Partners Inc.” to “North American Construction Group Ltd.” Following the name change, share certificates of “North American Energy Partners Inc.” will remain valid until replaced on transfer and Shareholders will not be required to surrender and exchange their share certificates for share certificates with the new name of the Corporation. The name change will not, by itself, affect any of the rights of Shareholders.

Approval of the Resolution requires confirmation by a majority of the votes cast at the meeting. The persons named in the accompanying Proxy intend to vote for approval of the Resolution unless instructions to the contrary are given. The adoption of the Resolution requires the favourable vote of a majority of the votes cast thereon at the Meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the resolution set out in Schedule “B” of this Information Circular approving an amendment to the articles of amalgamation of the Corporation to change the name of the Corporation to “North American Construction Group Ltd.”

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with approving the resolution set out in Schedule “B” of this Information Circular, the persons named in the enclosed form of Proxy intend to vote for the approval of the Resolution set out in Schedule “B” of this Information Circular approving an amendment to the articles of amalgamation of the Corporation to the change of name of the Corporation to “North American Construction Group Ltd.”

5.	OTHER MATTERS

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

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COMPENSATION DISCUSSION AND ANALYSIS

2017 NAMED EXECUTIVE OFFICERS

The discussion of executive compensation focuses on the compensation of the following individuals for our calendar year ended December 31, 2017:

Named Executive Officer	Position
Martin R. Ferron	Chief Executive Officer & Chairman of the Board
Joseph C. Lambert	President and Chief Operating Officer
Barry W. Palmer	Vice President, Heavy Construction and Mining Operations
Robert J. Butler	Vice President, Finance

All of the executives above are our “named executive officers” or “NEOs” for purposes of this compensation disclosure.

All amounts are in Canadian dollars, unless specifically addressed.

Appointment of President and Chief Operating Officer

As part of the Corporation’s succession plan, Mr. Ferron’s eventual acceptance of the additional responsibilities of the Chairman of the Board position would require that the position of President would require a replacement. The Human Resources & Compensation Committee (HRCC) engaged the services of an independent consultant, Korn Ferry International (Futurestep) (“Korn Ferry”), to seek out potential candidates who fit the mission, vision and values of the Corporation. A short-list of candidates was formed and overviews of competencies, personality traits and functional experiences, were completed.

Mr. Lambert underwent the same assessment as other potential candidates and based on his evaluation, he was offered the position of President, in addition to his current position of COO. Mr. Ferron would retain the position of CEO and gain the responsibilities of Chairman of the Board.

Demonstrating his commitment to providing the Corporation with effective leadership, Mr. Lambert has taken further steps to enhance his skills and participated in performance coaching, shoring-up any gaps in competencies described in his assessment.

Balancing of NEO Compensation to Market Conditions and Shareholder Interests

Our shareholders’ interests are of top concern for the Management and the Board. With a focus on shareholders’ interests, we made strategic executive compensation decisions in 2017, consistent with the Corporation’s compensation philosophy and giving consideration to both prior year and current market conditions. Highlights of the decisions were as follows:

•	Maintained the same number of positions in the executive team. The COO was promoted to President and COO. There was no backfill of the COO position;

•	Froze base salaries for the fourth year for the CEO (now Chairman and CEO) and the Vice President, Heavy Construction and Mining Operations;

•	Froze the base salary for the second year for the Vice President, Finance (since being appointed in April 2015);

•

Settled LTIP component of executive compensation 100% in equity of the Corporation for the first time, as opposed to cash settlements for the grant portion and equity for the reinvested dividends earned. This action supports our Share Ownership Guidelines, giving the executives “skin in the game”;

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•

Set stretch targets for both the financial and safety performance components of the short-term incentive plan (STIP), establishing a higher threshold for STIP compensation and reward for strong performance; and

•	Moved the fair market value methodology to a 30-day top volume-weighted average pricing to further minimize any significant market impact on a share-based award.

We also made the following compensation decisions to retain and motivating members of the executive team, demonstrating the Board’s commitment to the principles of the Corporation’s compensation philosophy of competitive compensation and pay for performance. Mr. Lambert, as COO at the time of grant, and Mr. Palmer, as Vice President, Heavy Construction and Mining Operations were provided special long-term incentive plan (LTIP) grants in January 2017. The grants of restricted stock units (RSUs) and performance share units (PSUs) to executives, who have a significant impact on the successful operations of the Corporation, will provide additional long-term compensation tied to the share value and total shareholder return over the next three years.

EXECUTIVE COMPENSATION PHILOSOPHY

The executive compensation philosophy is based on four core principles – competitive compensation, pay for performance, transparent disclosure, and alignment with shareholder interests.

✓

Competitive Compensation – The Corporation has adopted a market-competitive executive total compensation package. It is the goal of the Corporation to attract and retain talented executives who are capable of meeting the financial and other objectives of the Corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent.

✓

Pay for Performance – The Corporation believes that executive compensation should be strongly correlated to the financial performance of the Corporation, and that the executives, as the key decision makers of the Corporation, should be held accountable for that performance. To that end, the Board has adopted the annual STIP, which rewards executives for the achievement of key financial, non-financial and individual objectives in the more immediate term, as well as the LTIP, which rewards executives for the overall financial success of the Corporation over the longer term.

✓

Transparent Disclosure – We are committed to providing transparent disclosure of executive compensation. It is our intent to follow best practices, comply with all regulatory requirements and communicate our executive pay in plain language.

✓

Alignment with Shareholder Interests – It is in the Corporation’s best interest to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly, the STIP and the LTIP were designed to align the activities of the Corporation’s executives with shareholder interests. Each of these plans is described in greater detail below.

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EXECUTIVE COMPENSATION OVERVIEW

The following table sets out the various components of compensation that NEOs were eligible to receive for 2017:

	Executive Compensation Components	Time Frame
Base Salary

Salaries are based on the executive’s level of responsibility, skills and experience, and the market value of the position. Base salary adjustments are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Annual market reviews and adjustments

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the Corporation’s financial and safety performance in the fiscal year as well as each NEO’s achievement against individual objectives. These measures have a pre-determined target set by the Board before the start of the fiscal year and funding of the STIP pool is based on the performance of the Corporation against the financial target during the year. The CEO, and President and COO, have targeted annual bonuses of 100% of base salary. Prior to promotion to President, the COO had a targeted annual bonus of 75% of base salary. The other NEOs have a targeted annual bonus of 75% of their individual base salaries. Actual payout is determined by the level of achievement of predetermined financial, safety and individual objectives. Payouts range from zero to a maximum of 200% of an executive’s STIP target and are subject to the approval of the HRCC in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO.

Annual performance

Long-Term Incentive Plan (“LTIP”)

LTIP grants are made through two vehicles: (1) PSUs and (2) RSUs. The CEO is eligible to receive a target annual LTIP compensation value of 150% of his annual base salary at the time of grant. The President and COO is eligible to receive a target annual LTIP compensation value of 100% of his annual base salary at the time of grant. Prior to promotion to President, the COO was eligible to receive a target annual LTIP of 65% of his annual base salary at the time of grant. The VP, Heavy Construction and Mining has a target annual LTIP compensation value of 65% of annual base salary at time of grant. The VP, Finance has a target annual LTIP compensation value of 50% of annual base salary at time of grant. Each NEO is awarded 60% as PSUs and 40% as RSUs. All grants are subject to the approval of the HRCC in the case of NEOs other than the CEO and to approval of the Board of Directors in the case of the CEO.

One to three year performance cycle

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	Executive Compensation Components	Time Frame

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered savings plan.

Paid Semi-monthly with base salary

Benefit Plans	Executive benefit plans, paid for by the Corporation, provide extended health, dental, disability and insurance coverage.

Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

Monthly and annually paid benefits

DETERMINING INDIVIDUAL COMPENSATION FOR NEOs

It is the role of the HRCC to recommend the compensation of the CEO to the Board for approval and to determine, following the recommendation of the CEO, the compensation of the other NEOs. The Committee receives assistance in fulfilling these duties from internal and external sources.

COMPARATOR GROUP ANALYSIS AND MARKET DATA

A thorough review of the NEO’s total compensation was completed by Mercer (Canada) Limited (“Mercer”), an independent consultant in 2017. Mercer reviewed base salary and short-term incentives (total cash compensation), and long-term incentives to analyze and compare total direct compensation. Based on market information provided for each executive position, no changes to NEO compensation were recommended.

Mercer was also asked to provide a market analysis for a President and COO position to assist with the transition in our executive team. Based on this data and commensurate with his promotion to President and COO, the COO was provided an increase in base salary, STIP, and LTIP.

In determining compensation for NEOs, our primary comparator group includes companies that meet the following criteria:

(a)	compete with us for customers and revenue;

(b)	compete with us for executive talent, particularly in the Alberta labour market;

(c)	compete with us for equity or other capital;

(d)	are in the same or similar industry, such as construction and engineering or oil and gas equipment and services;

(e)	are of comparable size, whether in terms of revenue or number of employees; and

(f)	where reliable benchmark compensation information is available.

A number of relevant competitors are excluded from our comparator group because they are private corporations (i.e., KMC Mining, Graham) or smaller divisions of larger corporations (i.e., Flatiron

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Construction) and therefore insufficient compensation information is available for them. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

NAEP is positioned near the median of the peer group listed below in terms of revenue size:

COMPANY NAME	REVENUE ($ Millions CAD) (a)	LOCATION
AECON GROUP INC.	$2,966	Toronto, Ontario
WAJAX CORP.	$1,256	Mississauga, Ontario
STUART OLSON INC.	$953	Calgary, Alberta
CES ENERGY SOLUTIONS CORP	$939	Calgary, Alberta
TOTAL ENERGY SERVICES INC.	$482	Calgary, Alberta
HORIZON NORTH LOGISTICS INC.	$302	Calgary, Alberta
NORTH AMERICAN ENERGY PARTNERS INC.	$293	Edmonton, Alberta
NEWALTA CORP.	$248	Calgary, Alberta
ESSENTIAL ENERGY SERVICES LTD.	$166	Calgary, Alberta
BLACK DIAMOND GROUP LTD.	$150	Calgary, Alberta
ENTREC CORP.	$140	Acheson, Alberta
MACRO ENTERPRISES INC.	$98	Fort St. John, British Columbia

a)	Trailing 12-months revenue as of December 31, 2017, pursuant to publicly filed information.

Notes:

1)	Canyon Services Group Inc. was acquired by Trican Well Service Ltd. June 1, 2017 and is now excluded from the peer group.

2)	Petrowest Corp. was placed into receivership in August 2017 and is now excluded from the peer group.

INPUT FROM THE CORPORATION’S MANAGEMENT

The CEO actively participates in the compensation process, makes pay recommendations to the HRCC with respect to the other NEOs and recommends to the HRCC the specific business goals to be used as performance targets for the various incentive programs. For the calendar year (“Calendar Year”, “CY”) ended December 31, 2017, the following corporate goals were recommended by the CEO and approved by the HRCC under the STIP program.

Metric	Calendar Year 2017 Target	Calendar Year 2017 Achievement	Actual STIP Score
Safety Performance (15% weighting)

Total Injury Frequency - (“TIF”)	Achieve a 10% reduction in TIF performance from 1.01 to 0.91.	In 2017, there were a total of 13 injury cases, resulting in a TIF of 1.25. As this TIF did not meet the target reduction, the Safety portion of the STIP will not be paid.	0%
Financial Performance (85% weighting)

EBITDA	The Corporation achieved $62M Consolidated EBITDA from continuing operations, equivalent to 111.4% of the Financial Performance Metric.		122.9%

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For 2017 there were a total of 13 injury cases, nine of which required first aid, resulting in a TIF of 1.25. NAEP continued to reduce injury severity and demonstrated a 24% reduction in disabling injuries compared to 2016. Although NAEP continues to reduce injury severity through prevention initiatives and a strong focus on safety process and culture, the Company did not meet the stretch 2017 target. As a result, the safety portion of the STIP will not be paid out.

Note that “EBITDA” is defined as net income before interest expense, income taxes, depreciation and amortization. “Consolidated EBITDA” is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income. Both EBITDA and Consolidated EBITDA are non-GAAP financial measures. See “Non-GAAP Financial Measures” in our Management Discussion & Analysis for the year ended December 31, 2017.

For the calendar year ended December 31, 2017, the Corporation set specific financial targets concerning Bonus EBITDA to STIP eligible employees and provided quarterly progress updates to promote line of sight and better alignment with the Corporation’s financial objectives. The threshold for payment related to Bonus EBITDA was set at 75% of target. The term “Bonus EBITDA” refers to Consolidated EBITDA subject to certain adjustments. Please see below under “Short-Term Incentive Plan” for a more complete description of Bonus EBITDA.

For details on the application of compensation against objectives, see section on “Short-Term Incentive Plan” and “Analysis of Calendar Year 2017 Compensation Decisions Regarding NEOs”.

RISK MANAGEMENT

As part of its oversight of executive compensation and a desire to mitigate risk, the HRCC has taken the following actions:

•

Made a majority of the targeted annual compensation of each NEO “at risk” and contingent on achieving pre-determined objectives or based on the appreciation of the Corporation’s share price over the mid to long term;

•	Regularly benchmarked base, variable and total compensation against a peer group of organizations selected by the HRCC as relevant for compensation benchmarking purposes;

•	Structured the STIP with a balanced, diversified mix of financial and non-financial performance measures, each intended to improve different elements of the Corporation’s business;

•	Set a threshold for STIP payout, established to compensate strong Corporation performance against stretch targets;

•	Adopted formal share ownership guidelines for NEOs, which require them to hold a target dollar value of equity in the Corporation while employed in an executive position;

•	Implemented a vesting period of up to three years for RSUs and PSUs to align executives’ interests and efforts with those of shareholders over the long term;

•

Granted RSUs and PSUs annually, with varying vesting periods to those granted to the CEO, to provide overlapping performance cycles that require sustained levels of performance to achieve a consistent payout;

•	Provided strong oversight of the executive compensation program by using discretion to adjust metrics or payouts based on results, events and/or individual circumstances; and

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•

Implemented a formal anti-hedging policy which prohibits directors and employees, including executive officers, from short-selling or hedging securities of the Corporation, including a prohibition on purchasing financial instruments that are designed to hedge or offset a decrease in market value of securities granted as compensation or otherwise held directly or indirectly by the director or employee.

PERFORMANCE GRAPH AND TABLE

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price of $3.32 on the last trading day of December 2012, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) and the S&P/TSX Equal Weight Oil & Gas Index (“S&P/TSX Oil & Gas Index”) for the period from December 31, 2012 to December 31, 2017. On the last trading day of December, 2017, the NAEP Common Shares closed at $6.28 per NAEP Common Share on the TSX.

The graph also shows the total direct compensation of the Corporation’s NEOs over a 5-year reporting period (see the Summary Compensation Table). NEO Total Direct Compensation for the period December 31, 2012, represents data for the fiscal year ending March 31, 2013. This data includes initial LTIP awards for Martin R. Ferron when he was appointed as President and CEO in June 2012, which directly tied his long-term compensation to the Corporation’s future success. NEO total direct compensation for the period December 31, 2013, represents data for the stub-year April 1, 2013 – December 31, 2013. The total direct compensation of our NEOs follows the market trend, where, in a typical reporting year, where NAEP share value was lower, the NEO compensation was lower; conversely when the NAEP share value was higher, the NEO compensation was also higher. NEOs individual compensation is directly linked to share value, with both short and long term awards tied to the financial performance of the Corporation, and in particular, to TSR.

December 31,	2012 ($)	2013 ($)	2014 ($)	2015 ($)	2016 ($)	2017 ($)
NAEP (TSX)	100.00	95.09	56.44	37.88	79.45	96.32
S&P/TSX Index	100.00	113.94	122.40	108.82	127.88	135.58
S&P/TSX Oil & Gas Index	100.00	89.67	77.17	56.13	75.96	66.89

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TRENDS BETWEEN NEO COMPENSATION AND TOTAL SHAREHOLDER RETURN

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial and safety performance of the Corporation, as well as market competitiveness. There is a level of correlation between STIP payouts and the price of the NAEP Common Shares, as Consolidated EBITDA is a key factor in determining the annual bonus. There is also a correlation between the DSU and LTIP awards, and the performance of NAEP Common Shares, as the Share Option, RSU, PSU and DSU plans are designed to reward, based on the price of NAEP Common Shares.

To further demonstrate the link between NAEP’s NEO compensation and TSR, the following graph is included, which displays the CEO’s total direct compensation for the three years 2015, 2016 and 2017, ending December 31, 2017. The graph also indicates the Corporation’s total shareholder return (“TSR”) performance ranking in relation to its peer group from the respective annual LTIP grants dates to December 31, 2017. NAEP believes the chart demonstrates that the compensation practices supported by the HRCC and carried out by the Corporation truly do “pay for performance”. As described in our “Executive Compensation Philosophy”, aligning executive compensation with shareholder interests is a key concern of the HRCC and Corporation. Upon review of the chart, where the Corporation ranked highest among its peer group for total shareholder return, the realizable pay for the CEO is 86% higher than his pay opportunity and for 2017, when the Corporation ranked at 30%, the realizable pay was 16% less than the pay opportunity. Overall, the realizable pay for the CEO for the aggregate three-year period is 40% higher than the pay opportunity, using the valuation methodology described below. This is deemed appropriate compensation based on the aggregate performance of the Corporation.

Notes:

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Pay Opportunity – The Pay Opportunity bars in the graph illustrate the total direct compensation pay opportunity, as reported in the Summary Compensation Table at December 31 for the particular year reported. The Pay Opportunity includes salary and annual incentive earned during the year reported and the grant date fair market value of the long-term incentives granted in the respective year, reported using the valuation methodology described in the Summary Compensation Table.

Realizable Pay – The Realizable Pay bars in the graph illustrate the total direct compensation realizable for the respective year. Realizable Pay includes base salary and short-term incentive pay earned during the respective year and annual long-term incentives granted during the respective year, valued as at December 31, 2017, as follows: (i) value attributable to the RSUs is the fair market value as of December 31, 2017, which was $5.72; (ii) value attributed to PSUs is the NYSE closing rate on December 29, 2017, which was $6.23 (CAD), multiplied by the TSR performance factor (where the ending VWAP fair market value as of December 31, 2017, which is $5.72 is used), and assumes a percentile ranking relevant to the peer group (200% for July 2015 Grant; 183% for July 2016 Grant and 40% for July 2017 Grant), that were granted in the respective year, that have not vested as at December 31, 2017; and (iii) value attributed to DSU reinvested dividends that were distributed in that particular year, which vested immediately.

Peer Group TSR Ranking – The Percentile Peer Group Ranking is based on TSR performance in relation to the Peer Group from the LTIP grant date to December 31, 2017.

SHARE-BASED AND OPTIONS-BASED AWARDS

Up to and including the period of January to June 30, 2014, share-based and options-based awards were granted to NEOs under the terms of the RSU Plan and Share Option Plan. The HRCC approved a target annual LTIP grant value of 50% of base salary for the President and CEO and 40% of base salary for the other NEOs. To determine the number of units or options granted to each NEO at the time of grant, a calculation is performed using the fair value of the Corporation’s share price as at the grant date in relation to the targeted compensation value of the grant. For share options, the Corporation applies a discount to the fair value using the Black Scholes model to reflect the volatility of NAEP Common Shares and the expected life of the option. The HRCC has discretion to award fewer share options than the formula suggests due to a high volatility of the share price. Previous grants are not a factor in determining new grants. Effective July 1, 2014, the HRCC approved a target annual LTIP grant value of 150% of base salary for the CEO. Please refer to “Analysis of Calendar Year 2014 Compensation Decisions Regarding NEOs” found in our 2014 Notice of Meeting and Management Information Circular for further information.

COMPENSATION GOVERNANCE

The HRCC is charged with the oversight and governance of the executive compensation programs of the Corporation. The Board has approved a Committee Charter which outlines the accountabilities of the HRCC. These responsibilities include:

(a)	review and recommend to the Board for approval the Corporation’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the independent members of the Board for approval annually the corporate goals and objectives relevant to the compensation of the CEO;

(c)

review and recommend to the independent members of the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)	review and approve the compensation package for the Executive Management of the Corporation, other than the CEO, including without limitation, base salaries, annual incentive

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compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO, CFO, COO and Vice-President(s);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to, the Share Option Plan, Deferred Share Unit Plan, Performance Share Unit Plan, and Restricted Share Unit Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Corporation, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to advise and assist the Committee with respect to its responsibilities. The Committee will have sole authority to approve the consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in this Charter.

HUMAN RESOURCES & COMPENSATION COMMITTEE COMPOSITION

The HRCC is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. The members of the HRCC are, as of February 13, 2018:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Thomas P. Stan	Chair

Direct experience managing compensation and human resources matters as Chairman and CEO of Total Energy Services Ltd., President & CEO of Sound Energy Trust and Corval Energy Ltd, over previous 17 years.

Jay W. Thornton	Member

Served as Chairman of the Corporation’s Human Resources & Compensation Committee from 2014 to 2017.

Served as Chairman of the Compensation Committee for Obsidian Energy Ltd. (formerly Penn West Petroleum Ltd.) from 2016 to 2017.

Served as Chairman of the Governance/Compensation Committee of Iskander Energy (a privately held Calgary based oil and gas company).

Direct experience managing compensation and human resources matters as a senior executive of Suncor Energy Inc. over previous 15 years.

William C. Oehmig	Member	Has served on the Corporation’s Human Resources & Compensation Committee since 2006. Served on the Universal Fibers, Inc. compensation committee from 2008 to 2015.

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Name of Committee Member	Role on Committee	Direct Executive Compensation Experience

Involved in analysis of compensation plans and human resources matter as chairman of the boards of Purina Mills, Exopack, Royster Clark, and Sterling Diagnostic Imaging and as chair of the board of trustee for The Baylor School.

Bryan D. Pinney	Member

Has served on the Corporation’s Human Resources & Compensation Committee since 2015.

Direct experience overseeing compensation programs as part of managing partner roles.

Member of the Human Resources & Compensation Committee of Persta Resources Inc. Involved in oversight of the compensation programs of a private residential construction company.

Served as chair of the Human Resources & Compensation Committee at Mount Royal University and responsible for oversight of the CEO’s compensation.

Recently consulted on executive compensation program for a private construction company.

EXECUTIVE – COMPENSATION RELATED FEES

The HRCC and management periodically use the services of specialized and independent compensation consultants to assist in carrying out their duties with respect to executive appointments and compensation.

The consultants may be engaged to:

(i)	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for the current NEOs and potential executive positions;

(ii)	assist management in the development of the various programs within our compensation framework;

(iii)	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs;

(iv)	provide recommendations to the HRCC such as appropriate compensation structure and composition of an appropriate peer group; and

(v)	provide custom reporting data based on peer group financial results.

It is not a requirement of the HRCC to obtain prior approval from the Board of Directors to retain the services of specialized or independent compensation consultants. The HRCC would engage the services of a consultant to analyze and mitigate risk to the Corporation. Mercer, an independent compensation consultant, has been retained by the Corporation to assist in determining compensation for executive management and directors. Mercer was first retained in 2012 on executive compensation matters.

In 2017, at the request of the HRCC, management of the Corporation engaged Mercer as its independent compensation consultant to provide advice to the HRCC about executive compensation,

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and the composition of the Corporation’s comparator group. The following table sets out the fees paid to Mercer during the calendar years ending December 31, 2017 and December 31, 2016:

Consultant	Fees Paid in CY2017 ($)	Fees Paid in CY2016 ($)
Mercer (Canada) Limited	$41,891	$12,903
All Other Fees	nil	nil

Total Fees Paid	$41,891	$12,903

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Our NEOs led the Corporation’s strategy to diversify the business by leveraging our assets, not only the use of our vast equipment fleet, but the knowledge and experience of our human capital, as well. Driving the strategy from the top down, our commitment to a strong safety culture and reputation for expertise in heavy construction and mining, allows us to maintain strong client relationships and win million dollar projects. It has also contributed to the Corporation’s ability to diversify the business by building relationships with new clients. Under the clear direction and strategic leadership of our NEOs, the Corporation achieved the following successes in 2017:

•	Achieved 111.4% of targeted Bonus EBITDA;

•	Attained $0.20 CDN earnings per share ($0.18 CDN fully diluted), returning the Corporation to net profitability;

•	Entered into a partnership with Dene Sky Site Services, a privately-owned First Nations business in Fort McMurray, to form Dene North Site Services;

•	Renewed a five-year Master Services Agreement for civil mine services and won a five-year survey service contract at Kearl;

•

Secured work for a new client on the Fording River mine outside of Elkford, British Columbia, as well as another three-year mining contract at Highland Valley Copper outside of Merritt, British Columbia;

•	Gained major reclamation project work with current client at Mildred Lake Mine; and

•	Ranked in the 70th percentile and fourth in relation to our peer group in comparison of TSR for the period January 1, 2017 to December 31, 2017.

The bulk of NEO compensation is in the form of “at-risk” pay, which aligns with shareholder interests. The following charts outline our mix of annual, short-term and mid- to long-term “at-risk” pay for each level of NEO. More pay is at-risk for higher level NEOs. In determining the appropriate blend, the HRCC considers the following:

•	The NEO’s ability to affect results over the longer term;

•	Market practices, including the total compensation for similar positions in our peer group;

•	Regulatory requirements to defer incentives; and

•	Corporate share-ownership guidelines for NEOs.

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a)	The above compensation mix was also applicable to the COO prior to his promotion to President and COO in 2017.

Employment Agreements

The Corporation has entered into employment agreements with Mr. Ferron, Mr. Lambert and Mr. Palmer. These employment agreements clarify the obligations between the Corporation and the NEO, including the following:

•	Duty to execute the nature of the work described in the employment agreement and in a manner which complies with the Corporation’s Code of Conduct and Ethics Policy;

•	Compensation components payable to the NEO during his employment, upon termination, change of control and enduring post-employment;

•	Notice required for termination of the contract by either party; and

•	Post-employment obligations with respect to non-competition and non-solicitation.

By entering into these employment agreements, the Corporation is setting their expectations with the executive, thereby mitigating financial risk to the Corporation.

Following is a summary of the various compensation programs applicable to NEOs and the payments generated under each during the calendar year ended December 31, 2017.

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the HRCC with adjustments typically effective July 1st. The Committee may make adjustments to an executive’s salary as a result

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of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous calendar year. In reviewing the base salaries of the Corporation’s executives, the HRCC also considers comparator group compensation, internal pay relationships, total direct target compensation, total employee cost and the pay position of each executive in the market.

The following table sets out the base salaries as at December 31, 2017:

NEO	December 31, 2017 Base Salary ($)	December 31, 2016 Base Salary ($)	% change
Martin R. Ferron	625,000	625,000	0.0%
Joseph C. Lambert	375,000	318,484	17.7%
Barry W. Palmer	299,000	299,000	0.0%
Robert J. Butler	230,000	230,000	0.0%

Since July 2013, Mr. Lambert’s base salary remained at an annual rate of $318,484, until his promotion to President and COO, when his annual base salary was increased to $375,000.

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management is described above in “Executive Compensation Components”. It is the primary vehicle the Corporation uses to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to help the Corporation achieve its financial goals and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

The key STIP metric for the NEOs is Consolidated EBITDA because it measures profitability which the Corporation believes is a good indicator of overall corporate performance. The HRCC may make recommendations to the Board regarding adjustments to Consolidated EBITDA, thus defining Bonus EBITDA, to eliminate factors not considered to be related to the performance of management. The Bonus EBITDA is the funding mechanism for the STIP and a Bonus EBITDA threshold, determined annually based on EBITDA targets, must be met before any payout could occur. The secondary STIP metric is safety. The factors that make up the safety metric may change from year to year. For the calendar year ending December 31, 2017, the STIP used Total Injury Frequency (TIF) measured by the number of work-related injuries which occur in the normal course of business and includes Fatalities, Lost Time Injuries, Restricted Work Cases, Medical Treatment Cases and First Aid Injuries.

The TIF statistic was selected because it is a “best practice” industry safety metric, aligns with the Corporation’s objective of placing an extremely high degree of focus on health and safety, and is in line with our client’s measurement standards.

Together, Consolidated EBITDA and the safety metric results generate the Bonus EBITDA, comprising 85% of EBITDA performance and 15% safety performance.

The Board approves both the Bonus EBITDA and safety target each year. Both targets are designed to be challenging. For the calendar year ending December 31, 2017, the Board approved the Bonus EBITDA target after having taken into account the results of the 2016 calendar year as well as the budget and business plans prepared. The Board also approved the safety target for the calendar year ending December 31, 2017, taking into consideration the results and areas of focus from the 2016 calendar year.

The Bonus EBITDA results for the calendar year ended December 31, 2017, were 111.4% of the target set by the Board. The safety results for the same period did not meet target; resulting in the STIP pool

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for the calendar year 2017 being funded by financial results only, thereby generating 104.5% of target into the pool for NEOs. Despite not meeting the target of a 10% reduction in TIF from 1.01 to 0.91, the Corporation continues to reduce injury severity through prevention initiatives and a strong focus on safety process and culture. For 2017, we reduced the disabling injury rate by 24%, compared to the same time period in 2016. The Corporation did achieve a TIF result of 1.25, which is still considered a strong safety record. The Corporation’s CY2016 TIF results were excellent and a year-over-year reduction makes it a stretch target for the business.

For CY2017, the CEO’s STIP comprises 85% corporate performance and 15% individual performance. For the other NEOs, the STIP comprises 50% corporate performance as described above and 50% individual performance. Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus, depending on the Corporation’s performance relative to the Bonus EBITDA target, safety target, and the executive’s individual performance.

The HRCC recommends the STIP award for the CEO on the basis of the Corporation’s Bonus EBITDA and safety performance and on the achievement of the CEO’s individual targets. The Board approves the CEO’s STIP award. The HRCC approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria.

The following table sets forth the STIP target, maximum STIP award for the calendar year ended December 31, 2017, and actual STIP award for each NEO. For any STIP award to occur, a threshold of 75% of EBITDA Target must be met.

NEO	CY2017 STIP Target as Percentage of Base Salary (%)	STIP Target ($) (a)	Maximum STIP Award ($) (b)		Actual CY2017 STIP Award ($)
Martin R. Ferron	100%	625,000	2.0x	1,250,000	652,902
Joseph C. Lambert (c)	100%	295,929	1.5x	443,893	309,140
Barry W. Palmer	75%	224,250	1.5x	336,375	234,261
Robert J. Butler	75%	172,500	1.5x	258,750	180,201

(a)

STIP Target is determined as follows: Base Salary from January 1, 2017 to December 31, 2017, multiplied by CY2017 STIP Target Percentage. This calculation takes into consideration base salary changes made part way through the calendar year and the number of eligible calendar days in the period.

(b)	The Maximum STIP Award is based on two times (2.0x) the base salary earned for the period for Mr. Ferron and one and one-half times (1.5x) the base salary earned for the period for all other NEOs.

(c)	The STIP Target for Mr. Lambert increased from 75% to 100% effective August 1, 2017, when he was promoted to President.

Long-Term Incentive Plan (“LTIP”)

The purpose of the Corporation’s equity-based LTIP is to motivate executives to achieve sustained mid and long-term performance, which will increase the value of the Corporation over the long term and generate sustained returns for shareholders. Under the LTIP, incentives are awarded to executives in the form of Performance Share Units (PSUs), with the pay-out value linked to the total shareholder return (TSR) in relation to that of the Corporation’s peer group mentioned earlier, and Restricted Share Units (RSUs), the pay-out value of which is directly linked to share price. Share Options, which were previously awarded under the LTIP, were replaced by PSUs in 2014, though only the CEO received a PSU grant in 2014. The NEOs received the annual PSU and RSU grants commencing in July 2016 and again in July 2017.

The performance metric of TSR in relation to the comparator group has the performance targets as indicated below, which determine the percentage payout upon analysis of results:

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PSU Performance Payout Chart

NAEP TSR Percentile Rank relative to the Comparator Group	% of TSR Target Earned
At or above 90th Percentile (Maximum)	200%
75th Percentile (Stretch)	150%
50th Percentile (Target)	100%
25th Percentile (Threshold)	25%

Annual Target LTIP (July 1, 2017):

NEO	Annual LTIP Value at Target (% of base salary)	% as PSUs	% as RSUs	% as Share Options
Martin R. Ferron	150	60	40	nil
Joseph C. Lambert	65	60	40	nil
Barry W. Palmer	65	60	40	nil
Robert J. Butler	50	60	40	nil

Annual Target LTIP (future LTIP Grants):

NEO	Annual LTIP Value at Target (% of base salary)	% as PSUs	% as RSUs	% as Share Options
Martin R. Ferron	150	60	40	nil
Joseph C. Lambert	100	60	40	nil
Barry W. Palmer	65	60	40	nil
Robert J. Butler	50	60	40	nil

Restricted Share Unit (RSU) Plan at a glance:

Participants	Management Employees active on the grant date.

Vesting	“Cliff-vest” three calendar years from the date of grant.

Performance Cycle	Three calendar years from the grant date.

Performance Measure	The settlement is based on the fair market value of a common share as of the maturity date.

Settlement Timing	Settled within 90 days following RSU Maturity Date, and in any event no later than December 31 of the calendar year in which the Maturity Date occurs.

Change of control	Become earned. See below for greater details.

Termination	Become forfeited. See below for greater details.

Performance Share Unit (PSU) Plan at a glance:

Participants	Management Employees active on the grant date.

Vesting	“Cliff-vest” three calendar years from the date of grant.

Performance Cycle	Three calendar years from the grant date.

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Performance Measure	The settlement is based on TSR over a three-year period, relative to the Corporation’s comparator group.

Settlement Opportunity	Participants may receive 0% to 200% of their target grant, based on Performance Measures.

Settlement Timing	Settled within 90 days following PSU Maturity Date, and in any event no later than December 31 of the calendar year in which the Maturity Date occurs.

Change of control	Become earned. See below for greater details.

Termination	Become forfeited. See below for greater details.

The RSU Plan is part of the Corporation’s LTIP. Under the RSU Plan, an RSU and/or a PSU is a right granted to a participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, a number of NAEP Common Shares purchased on the open market, as of the maturity date. Certain RSUs granted to the CEO vest over a three-year period, one-third on each anniversary of the grant date. All other RSUs “cliff-vest” on the third anniversary of the grant date. Subject to performance criteria, all PSUs “cliff-vest” on the third anniversary of their grant date. If any dividends are paid on the NAEP Common shares, additional RSUs or PSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs and PSUs that are not earned RSUs are immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) will continue to be eligible to become earned RSUs as if the participant was still employed by the Corporation. On the death of a participant, all credited RSUs or PSUs will be deemed earned and will be redeemed within 90 days of the date of the participant’s death, or in the case of PSUs, will be settled following receipt of the results required to measure the performance criteria (refer to the PSU Performance Payout Chart contained in this document). Rights respecting RSUs and PSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010, the Board approved amendments to the RSU plan in the event of a Change of Control to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed will be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU or PSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated by the Participant for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs will be immediately forfeited, unless otherwise permitted under a participant’s employment agreement. In the case of a termination without cause, within 36 months following a Change of Control, all earned RSUs will be paid out.

The Board may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs or PSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

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The following table outlines the total LTIP awards for the NEOs for the calendar year ended December 31, 2017:

NEO	LTIP Target as Percentage of Base Salary (%) (a)	RSUs Granted July 1, 2017	PSUs Granted July 1, 2017	Share Options Granted (b)
Martin R. Ferron	150	61,275	91,912	nil
Joseph C. Lambert (c)	65	13,531	20,296	nil
Barry W. Palmer	65	12,703	19,054	nil
Robert J. Butler	50	7,517	11,275	nil

(a)	LTIP awards were delivered to all NEOs through RSUs and PSUs in July 2017.

(b)	Share Option awards were replaced with PSUs.

(c)	At the time of the RSU and PSU grants, Mr. Lambert’s LTIP target eligibility was 65%.

Special LTIP Grant:

NEO	RSUs Granted January 1, 2017	PSUs Granted January 1, 2017
Joseph C. Lambert	22,500	22,500
Barry W. Palmer	15,000	15,000

In December 2016, and at the recommendation of the CEO, the Board approved special LTIP grants to Mr. Lambert, COO, at the time of the award, and Mr. Palmer. The LTIP grants were made effective January 1, 2017 and comprised RSU and PSU awards to each executive. In line with the compensation philosophy of the Corporation, the grants serve to retain and motivate these members of the executive team who are responsible for the planning, developing and executing of an Operations strategy that will result in increased share value and TSR. Ultimately, these awards provide long-term compensation directly aligned with the shareholders’ interests.

Retirement Arrangements

The Corporation does not have a pension plan. For the calendar year ended December 31, 2017, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $74,801, consisting of employer matching contributions to the executive officers’ Registered Retirement Savings Plans and Non-Registered Savings Plans.

Benefits Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local health or sports club, an annual medical examination and a discretionary health care spending account.

Share Ownership Guidelines

On October 31, 2017, the Board amended the share ownership guidelines originally established in 2013 for senior executive officers. The new guidelines must be achieved by the later of

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(i) December 18, 2018 or (ii) five years from the date the senior executive officer is appointed a member of executive management.

All share ownership is to be in the form of equity in the Corporation, in each case represented by NAEP Common Shares, Deferred Share Units (DSUs), Restricted Share Units (RSUs). Once the share ownership threshold is achieved, the number of NAEP Common Shares, DSUs, and RSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter, the number of NAEP Common Shares, DSUs, or RSUs must be maintained to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. The following table summarizes compliance with the share ownership guidelines for each NEO as at December 31, 2017:

Named Executive Officer	Stock Ownership Target as a Multiple of Salary	In Compliance Yes/No
Martin R. Ferron	4.0x	Yes
Joseph C. Lambert	4.0x	Yes
Barry W. Palmer	1.5x	Yes
Robert J. Butler	1.0x	Yes

ANALYSIS OF CALENDAR YEAR 2017 COMPENSATION DECISIONS REGARDING NEOs

The following outlines the rationale behind key compensation decisions for each of the NEOs for calendar year 2017.

Martin R. Ferron

Mr. Ferron’s base salary was last increased in July 2013, to an annual rate of $625,000 and remained unchanged throughout 2017. Mr. Ferron’s total direct compensation at target is comprised of 71% of pay at risk, with 60% of his LTIP compensation having a TSR performance metric.

Under the STIP, Mr. Ferron’s annual incentive award is based on corporate results and individual achievements. As outlined above, the Corporation achieved 111.4% of the Bonus EBITDA target. In addition to these results, Mr. Ferron’s individual goal achievements included the execution of certain Board-approved strategic initiatives assisting with the placement of a new President, providing mentoring to his executive team, securing a specified amount of work for the Organization for the current year and upcoming fiscal years and returning the Corporation to net profitability, with $0.20 CDN earnings per share ($0.18 CDN fully diluted). Together, these achievements resulted in an STIP payout at 104.5% of target for Mr. Ferron, which resulted in an STIP award of $652,902 for the calendar year ended December 31, 2017.

Under the LTIP, Mr. Ferron was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	61,275	375,003
PSUs (b)	91,912	562,501

Total	153,187	937,504

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

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Joseph C. Lambert

Since July 2013, Mr. Lambert’s base salary remained at an annual rate of $318,484, until his promotion to President and COO, when his annual rate was increased to $375,000.

Under the STIP, Mr. Lambert’s incentive award is based on corporate results and individual achievements. As outlined above, the Corporation achieved 111.4% of the Bonus EBITDA target. His individual goal achievements included successful revenue diversification onto a coal mine and an additional copper mine; expansion of the Corporation’s services to include heavy equipment maintenance activities for third parties; and improving our exposure to infrastructure project-related opportunities. Together, these achievements resulted in an STIP payout at 104.5% of target for Mr. Lambert, which resulted in an STIP award of $309,140 for calendar year ended December 31, 2017. Mr. Lambert’s full STIP award is based on 75% STIP eligibility for the period January 1 to July 31, 2017 and 100% STIP eligibility, commensurate with his promotion to President and COO for the period August 1 to December 31, 2017.

Under the LTIP, Mr. Lambert was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	13,531	82,810
PSUs (b)	20,296	124,212

Total	33,827	207,022

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

Mr. Lambert was also awarded a Special LTIP Grant of RSUs and PSUs, as follows:

Special LTIP Grant	Number of Units	Grant Date Value ($) (a)
RSUs	22,500	118,125
PSUs	22,500	118,125

Total	45,000	236,250

(a)	Grant Date Value of RSUs and PSUs is based on the fair market value of NOA shares on the January 1, 2017 grant date ($5.25) multiplied by the number of units granted.

Barry W. Palmer

Since July 2013, Mr. Palmer’s base salary has remained at an annual rate of $299,000. No increase was implemented in 2017, based on the position market analysis provided.

Under the STIP, Mr. Palmer’s incentive award is based on corporate results and individual achievements. As outlined above, the Corporation achieved 111.4% of the Bonus EBITDA target. His individual goal achievements included identifying and growing the Corporation’s revenue diversity, assisting in the development of key performers within our operations division and strengthening his job cost analysis skills. Together, these achievements resulted in an STIP payout at 104.5% of target for Mr. Palmer, which resulted in an STIP award of $234,261 for the calendar year ended December 31, 2017.

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Under the LTIP, Mr. Palmer was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	12,703	77,742
PSUs (b)	19,054	116,610

Total	31,757	194,352

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

Mr. Palmer was also awarded a Special LTIP Grant of RSUs and PSUs, as follows:

Special LTIP Grant	Number of Units	Grant Date Value ($) (a)
RSUs	15,000	78,750
PSUs	15,000	78,750

Total	30,000	157,500

(a)	Grant Date Value of RSUs and PSUs is based on the fair market value of NOA shares on the January 1, 2017 grant date ($5.25) multiplied by the number of units granted.

Robert J. Butler

Since his promotion to the Executive team in April 2015, Mr. Butler’s base salary has remained at an annual rate of $230,000. No increase was implemented in 2017, based on the position market analysis provided.

Under the STIP, Mr. Butler’s incentive award is based on corporate results and individual achievements. As outlined above, the Corporation achieved 111.4% of the Bonus EBITDA target. His individual goal achievements included contributing to the improvement of equipment costing and negotiating a new credit facility for the Organization. Achievement of these goals resulted in an STIP payout at 104.5% of target for Mr. Butler, which resulted in an STIP award of $180,201 for the calendar year ended December 31, 2017.

Under the LTIP, Mr. Butler was awarded RSUs and PSUs as follows:

LTIP Component	Number of Units	Grant Date Value ($)
RSUs (a)	7,517	46,004
PSUs (b)	11,275	69,003

Total	18,792	115,007

(a)	Value of RSUs is based on 40% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

(b)	Value of PSUs is based on 60% of the NEO’s LTIP Award at the time of grant, divided by the fair market value of the Corporation’s shares on the July 1, 2017 grant date ($6.12).

Note: The fair market value of the LTIP grants described above is based on the volume-weighted average trading price of a Common Share on the Toronto Stock Exchange or the New York Stock Exchange (determined by the exchange with the daily top trading volume and value of a Common Share) for the thirty (30) trading days immediately preceding July 1, 2017.

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SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation for the calendar year ended December 31, 2017, paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the calendar year and a total dollar value of compensation received. The value of share-based awards for calendar year 2017 is based on the daily top-volume weighted average price of the NAEP Common Shares for the 30 trading days preceding the date of the grant on the exchange (TSX of NYSE) (converted to Canadian dollars if necessary). The value of share-based awards for calendar years 2016 and 2015, is based on the volume-weighted average price of the NAEP Common Shares for the five trading days preceding the date of the grant on the exchange (TSX of NYSE) that had the highest trading volume in such period (converted to Canadian dollars, if necessary). In 2017, the HRCC recommended, and the Board approved this transition of the Corporation using a five-day volume-weighted average price, to a 30-day top volume-weighted average pricing methodology to further minimize any significant market impact on a share-based award and reflect a more meaningful fair value of a Common Share.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year		Salary Earned ($) (a)	Share- based Awards ($) (b)	Option- based Awards ($) (c)	Annual Incentive Plan (STIP) ($) (d)	Long- term Incentive Plans	Retirement Savings ($)	All other Compensation ($) (e)	Total Compensation
Martin R. Ferron Chief Executive Officer and Chairman of the Board (Appointed June 7, 2012)	CY2017 CY2016 CY2015		625,000 625,000 625,000	937,504 937,504 937,630	nil nil nil	652,902 659,149 482,858	N/A N/A N/A	31,250 31,250 31,250	(e) (e) (e)	2,246,656 2,252,903 2,076,738
Joseph C. Lambert President and Chief Operating Officer (Executive Appointment September 27, 2010)	CY2017 CY2016 CY2015		342,033 318,484 318,484	443,272 207,019 133,786	nil nil nil	309,140 262,121 246,052	N/A N/A N/A	17,101 15,924 15,924	(e) (e) (e)	1,111,546 803,548 714,246
Barry W. Palmer Vice President, Heavy Construction and Mining Operations (Appointed December 15, 2011)	CY2017 CY2016 CY2015		299,000 299,000 299,000	351,852 194,356 125,599	nil nil nil	234,261 236,503 230,999	N/A N/A N/A	14,950 14,950 14,950	(e) (e) (e)	900,063 744,809 670,548
Robert J. Butler Vice President, Finance (Appointed April 1, 2015)	CY2017 CY2016 CY2015	(f)	230,000 230,000 222,699	115,007 115,003 96,615	nil nil nil	180,201 181,925 137,703	N/A N/A N/A	11,500 11,074 11,135	(e) (e) (e)	536,708 538,002 468,152

(a)	Salary earned reflects base salary for the period January to December for the applicable reporting year.

(b)

CY2017 reflects the July 1, 2017 RSU and PSU grant value for all NEOs. CY2017 also includes the Special LTIP Grant awarded to Mr. Lambert and Mr. Palmer January 1, 2017. CY2016 reflects the July 1, 2016 RSU and PSU grant value for all NEOs. CY2015 reflects the July 1, 2015 RSU and PSU grant value for all NEOs.

(c)	No Option-based Awards were granted in CY2017, CY2016 or CY2015.

(d)	Reflects the cash compensation of the STIP payment made to each Executive for the applicable reporting period.

(e)	The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year.

(f)	A portion of Mr. Butler’s CY2016 earnings did not earn Group RRSP contributions.

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INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards for each of the NEOs for the calendar year ended 2017.

Share-based Awards
NEO	Number of Securities that have Not Vested (a)	Market or Payout Value of Securities that have Not Vested (b)	Number of Securities that have Vested (c)	Market or Payout Value of vested share-based awards not paid out or distributed (d)
Martin R. Ferron	614,892	5,409,716	118,331	676,851
Joseph C. Lambert	182,568	1,403,058	64,461	368,714
Barry W. Palmer	158,982	1,227,558	60,626	346,781
Robert J. Butler	83,872	668,529	nil	nil

(a)	Represents RSUs, PSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted but unearned as at December 31, 2017.

(b)

Value of RSUs is the VWAP as of December 31, 2017, which was $5.72. Value of PSUs is the NYSE closing rate on December 29, 2017, which was $6.23 (CAD), multiplied by the TSR performance factor (where the ending VWAP as of December 31, 2017, which is $5.72 is used) based on percentile ranking relevant to the peer group (200% for July 2015 Grant; 183% for July 2016 Grant, 140% for the January 2017 Grant and 40% for July 2017 Grant).

(c)	Represents DSUs and reinvested dividends (rounded to the nearest whole number) for all NEOs granted to December 31, 2017, with the exception of Mr. Butler, who does not have any DSUs.

(d)	Value is the VWAP as of December 31, 2017, which was $5.72. Any vested RSUs, PSUs and earned reinvested dividends, were paid out prior to December 31, 2017.

Option-Based Awards

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the HRCC. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Committee. The Share Option Plan provides for the discretionary grant of options to purchase NAEP Common Shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous five-day volume weighted average trading price of NAEP Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, converted to Canadian dollars.

The Share Option Plan provides that up to 10% of the issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the issued and outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase. The maximum number of NAEP Common Shares issuable to insiders within any one-year period pursuant to the Share Option Plan (and any other security-based compensation arrangements of the Corporation) is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase.

As of February 13, 2018, the Corporation had 27,905,950 NAEP Common Shares outstanding, therefore providing for a current maximum of 2,790,595 NAEP Common Shares to be reserved for

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issuance under the Share Option Plan. As at February 13, 2018, the Corporation had 923,540 options to purchase Common Shares outstanding (or approximately 3.3% of the outstanding NAEP Common Shares), leaving unallocated options to purchase an aggregate of 1,867,055 NAEP Common Shares (or approximately 6.7% of the outstanding NAEP Common Shares) available for future option grants as at that date.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the HRCC. For qualified retirees (age 55 or over and as approved by the HRCC), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the HRCC or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law or regulatory authority), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features. The following table summarizes the number and value of outstanding option-based awards for each of the NEOs for the calendar year ended December 31, 2017. Share Options were previously awarded under the LTIP, but were replaced

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by PSUs in 2014. The information provided does reflect an alignment with the Corporations pay for performance philosophy, in that the NEOs will earn value on their options as the share price increases.

NEO	Unexercised Options (including those unvested)	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested (a)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested (a)
Martin R. Ferron	300,000	$2.79	June 15, 2022	$1,047,000	nil
	41,900	$5.91	December 18, 2023	$12,402	$3,101

	341,900
Joseph C. Lambert	50,000	$16.46	April 15, 2018	nil	nil
	9,200	$9.33	February 8, 2020	nil	nil
	30,000	$8.58	September 22, 2020	nil	nil
	9,400	$10.13	December 13, 2020	nil	nil
	14,600	$6.56	November 30, 2021	nil	nil
	14,000	$2.75	September 19, 2022	$49,420	nil
	17,100	$5.91	December 18, 2023	$5,062	$1,265

	144,300
Barry W. Palmer	5,100	$9.33	February 8, 2020	nil	nil
	6,500	$10.13	December 13, 2020	nil	nil
	9,900	$6.56	November 30, 2021	nil	nil
	40,000	$2.75	September 19, 2022	$141,200	nil
	16,000	$5.91	December 18, 2023	$4,736	$1,184

	77,500
Robert J. Butler	4,800	$3.69	December 4, 2018	$12,432	nil
	5,300	$9.33	February 8, 2020	nil	nil
	4,500	$10.13	December 13, 2020	nil	nil
	6,800	$6.56	November 30, 2021	nil	nil
	25,000	$2.75	September 19, 2022	$88,250	nil
	7,800	$5.91	December 18, 2023	$2,309	$577

	54,200

(a)

Value of the amounts is calculated based on the December 29, 2017 closing price of the NAEP Common Shares on the Toronto Stock Exchange ($6.28), less the option exercise price, multiplied by the number of option-based awards outstanding as of December 31, 2017.

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Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth the number of securities remaining available for future issuance under the Corporation’s equity incentive plans as at December 31, 2017.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Figure in column (a) as a percentage of issued and outstanding NAEP Common Shares	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (i)	Figure in column (d) as a percentage of issued and outstanding NAEP Common Shares
Plan Category	(a)	(b)	(c)	(d)	(e)
Equity compensation plans approved by security holders	913,540	3.25%	5.36	1,897,775	6.75%
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A
Total	913,540	3.25%	5.36	1,897,775	6.75%

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation’s security based compensation arrangements as of the end of the financial year ended December 31, 2017 and for the two preceding financial years. The only security based compensation arrangement included in the calculations below is the Share Option Plan. The Corporation’s RSU Plan (which provides for the granting of RSUs and PSUs) and DSU Plan are not included as awards granted under those plans are not settled with shares issued from treasury. The burn rate is calculated by dividing the number of securities granted under Share Option Plan during the relevant fiscal year by the weighted average number of NAEP Common Shares outstanding for the applicable fiscal year. Because no options have been granted in the previous three years, the burn rate for each year is 0%.

ANNUAL BURN RATES FOR MOST RECENT THREE FINANCIAL YEARS

	2017	2016	2015
Burn rates	0%	0%	0%

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested, as well as the value of non-equity incentive plan compensation that the NEOs earned during the calendar year ended December 31, 2017:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron (d)	526,601	1,221,353	nil
Joseph C. Lambert	50,685	61,817	nil
Barry W. Palmer	47,524	58,046	nil
Robert J. Butler	18,227	26,820	nil

(a)

Calculated as the number of option-based awards that vested during the calendar year ending December 31, 2017, multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on December 29, 2017 ($6.28), as though that is the date the options were exercised.

(b)

Includes the value of reinvested dividends earned on DSUs during the calendar year ended December 31, 2017, multiplied by their fair market value on the record date, for all NEOs, with the exception of Mr. Butler, who does not have any DSUs.

(c)

Share-Based Awards – Calculated as the number of RSUs that matured during the calendar year ending December 31, 2017, multiplied by the fair market value on the maturity date (“FMV”) and represents the equity settlement of the RSUs granted April 1, 2014 (FMV $6.58), plus reinvested dividends.

(d)

Share-Based Awards – Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2017, multiplied by the closing price on the NYSE June 30, 2017 ($5.76 CAD) on the maturity date. Represents the equity settlement of the 3rd tranche of the RSUs granted to Mr. Ferron on July 1, 2014, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2015 and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2016, plus reinvested dividends. Also represents the equity settlement of the PSUs granted to Mr. Ferron on July 1, 2014, plus reinvested dividends.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and change of control benefit amounts are summarized in the following chart, and thereafter the specific arrangements contained in each employment agreement are outlined for each NEO.

In the event of a change of control, all RSUs are deemed to be earned and the maturity date is the date the change of control is completed; in the case of Share Options all outstanding options become exercisable.

In the event of termination, all RSUs other than earned RSUs are forfeited and all earned RSUs are redeemed and settled; in the case of Share Options all options cease to become exercisable 30 days after the termination date.

Termination

	RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance
NEO	RSU Value ($) (a)	PSU Value ($) (a) (b) (c)	DSU Value ($) (d)	Share Option Value ($) (e) (f) (g)	Salary (Factored) ($)	Annual Base Salary (Factor)	STIP ($)		Total ($)
Martin R. Ferron (b)	1,662,679	4,959,010	676,851	1,062,503	625,000	1.0x	562,500	90% of Target	9,548,543
Joseph C. Lambert	56,710	nil	368,714	54,482	468,750	1.25x	337,500	90% of Target	1,286,156
Barry W. Palmer	53,241	nil	346,781	145,936	448,500	1.5x	201,825	90% of Target	1,196,283
Robert J. Butler	26,820	nil	nil	102,991	230,000	nil	nil	nil	359,811

Information above as of December 31, 2017

(a)	Value of RSU and PSU grants earned in the calendar year ending December 31, 2017 and settled.

(b)	In the case of Termination, all RSUs and PSUs granted to Mr. Ferron are deemed to be earned. All unearned RSUs and PSUs for other NEOs are forfeited.

(c)

Value of unearned PSUs is the NYSE closing rate on December 29, 2017, which was $6.23 (CAD), multiplied by the TSR performance factor based on percentile ranking relevant to the peer group (200% for July 2015 Grant; 183% for July 2016 Grant, 140% for the January 2017 Grant and 40% for July 2017 Grant).

(d)	Value is the VWAP as of December 31, 2017, which was $5.72, as though the earned units were settled on that date.

(e)	All vested share options become exercisable for 30 days. Regarding Mr. Ferron, refer to (f)

(f)	Regarding termination, Martin Ferron’s unvested options will accelerate and vest as of the termination date, which is December 31, 2017.

(g)

Value is the December 29, 2017 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $6.28, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2017, as though the options were exercised.

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Change of Control

NEO	RSU Plan		DSU Plan	Share Option Plan	Retiring Allowance		Total ($)
	RSU Value ($) (a) (b)	PSU Value ($) (a) (c)	DSU Value ($) (b)	Share Option Value ($) (d) (e)	Salary ($) (f)	STIP (g)
Martin R. Ferron	990,601	4,419,112	676,851	1,062,503	1,250,000	1,125,000	9,524,067
Joseph C. Lambert	464,201	938,858	368,714	55,747	nil	nil	1,827,520
Barry W. Palmer	400,291	827,267	346,781	147,120	nil	nil	1,721,459
Robert J. Butler	206,629	461,901	nil	103,568	nil	nil	772,098

Information above as of December 31, 2017

(a)	All unearned RSU and PSU grants and reinvested dividends (rounded to the nearest whole number) are considered earned or matured.

(b)	Value is the VWAP as of December 31, 2017, which was $5.72, as though the earned units were settled on that date.

(c)

Value is the NYSE closing rate on December 29, 2017, which was $6.23 (CAD), multiplied by the TSR performance factor based on percentile ranking relevant to the peer group (200% for July 2015 Grant; 183% for July 2016 Grant, 140% for the January 2017 Grant and 40% for July 2017 Grant).

(d)	All outstanding share options become exercisable.

(e)

Value is the December 29, 2017 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $6.28, less the option exercise price multiplied by the number of outstanding option-based awards as of December 31, 2017, as though the options were exercised.

(f)	In the case of Change of Control, Mr. Ferron is eligible for 2x his annual base salary.

(g)

In the case of Change of Control, Martin Ferron’s STIP portion of the Retiring Allowance is equal to 2x ninety percent of the STIP target for the fiscal year in which the Termination Date occurs. If the termination occurs prior to the payout of the STIP for the completed fiscal year, Mr. Ferron will receive any earned STIP for the prior fiscal year. If termination occurs after Q1, Mr. Ferron earns a pro-rated STIP amount based on ninety percent of the target STIP.

The Corporation has entered into employment agreements with each of the NEOs, with the exception of Mr. Butler. With the exception of the employment agreement with Mr. Ferron, none of the Corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the Corporation. The termination arrangements contained in each employment agreement are outlined for each NEO as follows:

Martin R. Ferron

In accordance with the provisions of Mr. Ferron’s amended and restated executive employment agreement effective June 26, 2014, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If his employment is terminated by the Corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $625,000 as of December 31, 2017. In addition, if his employment is terminated by the Corporation without cause, Mr. Ferron is entitled to an additional payment equal to 90% of the amount of his target STIP Award under the STIP for the then-current fiscal year, pro-rated to the date of termination, which equates to a maximum of $562,500 as of December 31, 2017. Mr. Ferron is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Ferron’s employment agreement is dependent on Mr. Ferron’s compliance with such non-competition and confidentiality agreements. In the event of a change of control, Mr. Ferron’s executive employment contract calls for a retiring allowance equal to two times his annual base salary which equates to $1,250,000; additional retiring allowance equivalent to two times 90% of the STIP target which equates to $1,125,000; actual STIP earned if termination occurs after

48

fiscal-year end but before STIP payment date; 90% of target STIP (pro-rated) if termination occurs after Q2 but before fiscal year end; all DSUs, earned RSUs and earned PSUs to be paid out and unvested options will accelerate and vest as of termination date.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s executive employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his fifth anniversary of employment, but prior to the tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $468,750 as of December 31, 2017. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $562,500 as of December 31, 2017. In addition, if his employment is terminated by the Corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro-rated to the date of termination, which equates to a maximum of $337,500 as of December 31, 2017. Mr. Lambert is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Lambert’s employment agreement is dependent on Mr. Lambert’s compliance with such non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s executive employment agreement effective December 15, 2011, he is employed for an indefinite term, which will continue until terminated by him or by the Corporation. If terminated after his tenth anniversary of employment with the Corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $448,500 as of December 31, 2017. In addition, if his employment is terminated by the Corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $201,825 as of December 31, 2017. Mr. Palmer is subject to certain non-competition agreements for a period of one year following termination, and certain confidentiality agreements until such time as the confidential information becomes publicly available, and the payment of such sums pursuant to Mr. Palmer’s employment agreement is dependent on Mr. Palmer’s compliance with such non-competition and confidentiality agreements.

Robert J. Butler

Mr. Butler is employed under the terms of the corporation’s standard employment agreement dated April 17, 2008, and amended effective with the terms of his promotion to Vice President, Finance, effective April 1, 2015. In accordance with his employment agreement, the employer may terminate Mr. Butler’s employment upon providing notice or payment in lieu of notice in accordance with the common law, up to a maximum of eighteen (18) months. Mr. Butler is subject to certain non-competition agreements for a period of one year following termination and certain confidentiality agreements, until such time as the confidential information becomes publicly available, in accordance with his employment agreement.

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BOARD OF DIRECTORS COMPENSATION

As at January 1, 2017, the Board was composed of five non-employee Directors plus the Corporation’s President and Chief Executive Officer, Martin Ferron. The Board and senior management restructured as of October 31, 2017, with Joseph Lambert taking over the role of President from Martin Ferron and Mr. Ferron taking over the role of Chairman in addition to retaining his position as CEO. With the Chair of the Board being non-independent, the Corporation revised its Governance Policy to create the position of Lead Director. Bryan D. Pinney was appointed as Lead Director. One additional non-employee Director was appointed to serve on the Board as of November 23, 2017. As of the end of the 2017 fiscal year the Board was therefore comprised of six non-employee Directors plus Martin R. Ferron.

Mandate of the Board of Directors

The Board supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to foreign private issuers, which require that the Board be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy and Board Mandate which sets the framework for how the Board approaches its mandate and addresses such things as (i) the responsibility of the Board to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee and Operations Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy and Board Mandate for the Corporation is attached hereto as Schedule “C” and can be found on the Corporation’s website at www.nacg.ca.

Compensation Philosophy and Approach

The compensation of non-employee Directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the Corporation’s shareholders. Non-employee director compensation is not incentive-based. Non-employee Directors are compensated based on a combination of an annual retainer, Committee Chair or Lead Director retainer (if applicable) and meeting attendance fees. The Chairman and CEO does not receive additional compensation for his role on the Board.

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long term success of the corporation is through share ownership. The Board has established Share Ownership Guidelines for directors which must be met within five years of being elected as a director. The Board periodically reviews its Share Ownership Guidelines, including having such guidelines reviewed by its compensation consultant Mercer Canada. Current Share Ownership Guidelines require each director to own $275,000 of equity in the Corporation, in each case represented by NAEP Common Shares and/or Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current Directors comply with these Share Ownership Guidelines.

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Compensation Structure

Each of the Corporation’s non-employee Directors receives an annual retainer and a fee for attendance at each meeting of the Board or any committee of the Board that they attend. The Chair receives no remuneration in addition to that paid to him as an employee. All Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the annual compensation payable to non-employee Directors.

Type of Fee	Amount ($)
Annual Fees
Board retainer	110,000
Lead Director retainer	35,000
Audit committee chair	12,000
HRCC committee chair	9,000
Operations committee chair	5,000
Attendance Fees (per meeting)
Board or committee meeting	1,500

The HRCC assesses the adequacy and form of compensation paid to Directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the HRCC benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. The current Director compensation program was put in place in 2008 based upon analysis and recommendation by Hewitt Associates (now Meridian Compensation Partners LLC). Director compensation was reviewed by Mercer Canada in 2015 and 2017.

Director Meeting Attendance and Committee Membership

The following chart illustrates the committee membership and attendance by directors at Board and Committee meetings during the year ended December 31, 2017.

	Board		Audit		Human Resources & Compensation		Operations
Martin R. Ferron	5 of 5	*	N/A		N/A		N/A
Ronald A. McIntosh	5 of 5		4 of 4		N/A		5 of 5
William C. Oehmig	5 of 5		N/A		4 of 4		5 of 5	*
Bryan D. Pinney	5 of 5		4 of 4	*	4 of 4		N/A
John J. Pollesel	1 of 1		N/A		N/A		N/A
Thomas P. Stan	5 of 5		4 of 4		3 of 3	*	5 of 5
Jay W. Thornton	5 of 5		N/A		4 of 4		5 of 5

*	Denotes current chair

N/A:	Not on Committee (note that J. Pollesel is on the Audit and Operations Committees but no meetings occurred in 2017 subsequent to his appointment)

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Compensation Summary

The following table summarizes all fees paid to non-employee directors during the year ended December 31, 2017.

	Compensation by Category			Compensation by Method of Payment		Total Compensation
Name	Board Retainer ($)	Committee Chair and Lead Director Retainer ($) (a)	Attendance Fees ($)	Fees Paid in Cash ($)	Fees paid in DSU’s ($) (b)	Total Fees Earned ($)
Ronald A. McIntosh (c)	185,082	nil	3,000	94,041	94,041	188,082
William C. Oehmig (d)	110,000	5,000	21,000	nil	136,000	136,000
Bryan D. Pinney (e)	110,000	20,750	19,500	nil	150,250	150,250
John J. Pollesel (f)	11,957	nil	1,500	6,728	6,729	13,457
Thomas P. Stan (g)	110,000	9,000	25,500	70,000	74,500	144,500
Jay W. Thornton	110,000	Nil	21,000	Nil	131,000	131,000

Total	637,039	34,750	91,500	170,769	592,520	763,289

(a)	The Chair of each Committee and the Lead Director must take 50% of their additional annual retainer for serving as Chair or Lead Director in DSUs.

(b)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(c)

Mr. McIntosh served as non-employee Chair of the Board until October 31, 2017, and until such time was entitled to a $220,000 retainer but no additional remuneration for attendance. Subsequent to that date, he was entitled to a $110,000 retainer plus remuneration for attendance. His compensation set out above reflects such proration.

(d)	Mr. Oehmig was the Chair of the Operations Committee for fiscal year 2017.

(e)

Mr. Pinney was the Chair of the Audit Committee for fiscal year 2017. Mr. Pinney served as Lead Director for only a portion of fiscal 2017 and so was paid a pro-rata retainer for his Lead Director role.

(f)	Mr. Pollesel was on the board for only a portion of fiscal 2017 and so was paid a pro-rata retainer.

(g)	Mr. Stan was the Chair of the HRCC for fiscal year 2017.

Deferred Share Unit Plan

The Corporation’s Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board and became effective on January 1, 2008. The DSU Plan is administered by the HRCC. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Director Participant”) as well as to certain senior management employees approved by the Board as being participants in the DSU Plan. The DSU Plan provides that Director Participants receive 50% (or if they choose, up to 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when the Participant ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. As and when dividends are paid on the Corporation’s shares, DSUs are issued to holders in an amount equivalent to the dividend that would have been earned if the DSU was a share.

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Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors during the year ended December 31, 2017:

Name	Cash Fees Earned	Share Based Awards Value	Option Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
William C. Oehmig	—	136,000	nil	nil	nil	nil	136,000
Ronald A. McIntosh	144,041	44,041	nil	nil	8,333	nil	196,415
Jay W. Thornton	—	135,500	nil	nil	nil	nil	135,500
Bryan D. Pinney	—	150,250	nil	nil	nil	nil	150,250
Thomas P. Stan	70,000	70,000	nil	nil	nil	nil	140,000
John J. Pollesel	6,728	6,728	nil	nil	nil	nil	13,456

Total	220,769	542,519	nil	nil	8,333	nil	771,621

*	All amounts are in Canadian dollars

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards and option-based awards as at the end of the year ended December 31, 2017:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options That Have Vested ($) (a)	Number of Shares or Units of Shares That Have Not Vested (b)	Market Payout Value of Share- Based Awards That Have Not Vested ($) (c)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (d)
Martin Ferron	300,000	2.79	June 15, 2022	1,047,000	614,892	5,409,716	676,851

Martin Ferron	41,900	5.91	December 18, 2023	12,402	nil	nil	N/A

Ronald A. McIntosh	nil	N/A	N/A	nil	nil	nil	1,317,362

William C. Oehmig	nil	N/A	N/A	nil	nil	nil	1,642,180

Bryan D. Pinney	nil	N/A	N/A	nil	nil	nil	580,356

Thomas P. Stan	nil	N/A	N/A	nil	nil	nil	117,673

Jay W. Thornton	nil	N/A	N/A	nil	nil	nil	615,207

John J. Pollesel	nil	N/A	N/A	nil	nil	nil	6,727

(a)

Value of the amounts is calculated based on the December 29, 2017 closing price of the NAEP Common Shares on the Toronto Stock Exchange ($6.28), less the option exercise price, multiplied by the number of option-based awards outstanding as of December 31, 2017.

(b)

DSUs granted to Directors vest immediately, therefore there are no units of shares for Directors that have not vested. Martin Ferron’s RSUs and PSUs are represented and include dividends reinvested for the calendar year ending December 31, 2017.

(c)

The value of Mr. Ferron’s share-based awards that have not vested are valued as follows: (i) Value of RSUs is the VWAP as of December 31, 2017, which was $5.72; (ii) Value of PSUs is the NYSE closing rate on December 29, 2017, which was $6.23 (CAD), multiplied by the TSR performance factor (where the ending VWAP as of December 31, 2017 of $5.72 is used) based on percentile ranking relevant to the peer group (200% for July 2015 Grant; 183% for July 2016 Grant, 140% for the January 2017 Grant and 40% for July 2017 Grant).

(d)

Value is the number of share-based awards (DSUs or NAEP Common Shares, as applicable) on record for the period ending December 31, 2017, multiplied by the VWAP as of December 31, 2017, which was $5.72.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the directors that vested, as well as the value of non-equity incentive plan compensation that the directors earned during the calendar year ended December 31, 2017:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Martin R. Ferron (d)	526,601	1,221,353	nil

Ronald A. McIntosh	nil	111,606	nil

William C. Oehmig	nil	157,553	nil

Bryan D. Pinney	nil	156,913	nil

John J. Pollesel	nil	6,728	nil

Thomas P. Stan	nil	71,000	nil

Jay W. Thornton	nil	142,850	nil

a)

Calculated as the number of option-based awards that vested during the calendar year ending December 31, 2017, multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on December 29, 2017 ($6.28), as though that is the date the options were exercised.

(b)

Includes the value of DSUs and reinvested dividends earned on DSUs during the calendar year ended December 31, 2017, multiplied by their fair market value on the award date for DSUs and record date for reinvested dividends, for all directors.

(c)

Share-Based Awards – Calculated as the number of RSUs that matured during the calendar year ending December 31, 2017, multiplied by the fair market value on the maturity date (“FMV”) and represents the equity settlement of the RSUs granted April 1, 2014 (FMV $6.58), plus reinvested dividends. Mr. Ferron is the only director who received this type of award during year.

(d)

Share-Based Awards – Calculated as the number of RSUs and PSUs that matured during the calendar year ending December 31, 2017, multiplied by the closing price on the NYSE June 30, 2017 ($5.76 CAD) on the maturity date. Represents the equity settlement of the 3rd tranche of the RSUs granted to Mr. Ferron on July 1, 2014, the 2nd tranche of RSUs granted to Mr. Ferron on July 1, 2015 and the 1st tranche of RSUs granted to Mr. Ferron on July 1, 2016, plus reinvested dividends. Also represents the equity settlement of the PSUs granted to Mr. Ferron on July 1, 2014, plus reinvested dividends.

CORPORATE GOVERNANCE

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines” of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With six of the seven directors proposed to be nominated considered independent, the Board is composed of a majority of independent directors. The Chairman, Martin Ferron, is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. The Lead Director, Bryan D. Pinney, is however an independent director. The Board of Directors has determined that each of the directors, other than Martin Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude any non-independent directors. In-camera meetings

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are held whenever necessary as part of the regularly scheduled board meetings and are led by the Lead Director. In the fiscal year ended December 31, 2017, each board meeting included such in-camera sessions, and except for the in camera sessions, there were no separate meetings of independent board members that took place.

The following table outlines the independence, as defined in the standards established by the CSA, of director nominees, as at the date of the Circular.

Director or Nominee	Independent	Non-Independent	Reason for Non- Independence
Martin R. Ferron		✓	Chief Executive Officer
Ronald A. McIntosh	✓
William C. Oehmig	✓
Bryan D. Pinney	✓
John J. Pollesel	✓
Thomas P. Stan	✓
Jay W. Thornton	✓

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no Directors of the Corporation sit together on boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd.	TSX	September, 1998
John J. Pollesel	First Cobalt Corporation	OTCQB	May, 2017
	Noront Resources Ltd.	TSX-V	June, 2017
Jay W. Thornton	Obsidian Energy Ltd.	TSX, NYSE	June, 2013
Bryan D. Pinney	Persta Resources Inc.	HKSE	February, 2016

Director Term Limits

The Corporation has not adopted term limits for its directors. In the view of the Corporation, optimal governance is aided by a combination of board renewal and board continuity. Mandatory term limits, however, would impose a rigid and arbitrary rule on a decision that should be flexible and reasoned. The Operations Committee considers and assesses Board and committee composition on a regular basis with an eye to ensuring the Board and its committees are comprised of persons having the qualifications, skills, knowledge, experience and expertise necessary for effective governance of the Corporation. Any shortcomings identified by the Operations Committee are brought forward to the Board and recommendations for recruitment or other change are made as are determined by the Board to be in the best interests of the Corporation.

Board Executive Office Diversity Policy

The Corporation firmly believes that, in addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board has adopted a written policy that, when identifying and selecting candidates for appointment or election to the Board, the Operations Committee and the Board must consider diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board. The Corporation also firmly believes that diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the

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Board has adopted a written policy that the same diversity criteria must be considered when identifying and selecting candidates for appointment to executive management positions.

The Corporation does not, however, believe that it is in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members or executive management based on diversity criteria and it has not set any such targets or quotas. The Corporation believes that diversity criteria should be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

The Operations Committee and the Board will review and assess, on a regular basis and no less than once per year, the effectiveness of its diversity policy and whether its objectives are being met. Without specific targets or quotas in place, such assessment will, by its nature, be subjective. The Corporation does not presently have any women serving on the Board or as executive officers.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the year ended December 31, 2017, or as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below, other than persons disclosed in the “Interest of Management and Others in Material Transactions” section of the Corporation’s Annual Information Form.

Orientation and Continuing Education

The Operations Committee, in conjunction with the Board Chair, the Lead Director and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New Directors are provided with written information about the duties and obligations of Directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the Directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

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(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chairman of the Board, the Lead Director or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair, the Lead Director or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair, the Lead Director and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

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Assessment of Board Effectiveness

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution through a two-step process. Firstly, the Operations Committee makes such assessment on a semi-annual basis based upon the observations of the members of the Operations Committee. The Operations Committee then determines whether any corrective actions, such as changes to committee membership, additional board recruitment or special education or training, are advisable and presents its recommendations to the Board. Secondly, the members of the Board periodically undergo a formal peer review process. The Operations Committee has developed, and periodically revises, a form of questionnaire that is completed by board members anonymously. The questionnaire addresses matters of board, committee and individual efficiency, structure, workload, competency, skills, leadership, communication, diligence and other such matters. The Operations Committee receives the results of the questionnaire and determines whether the results indicate that corrective action is advisable. It then makes recommendations to the Board in that regard.

Position Descriptions

The position descriptions for the Chairman of the Board, the Lead Director, the Committee Chairs and the Chief Executive Officer are all set out in the attached Governance Policy and Board Mandate.

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BOARD COMMITTEES

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Bryan D. Pinney is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca) and is included in the most recent Annual Information Form. The Audit Committee is currently composed of Messrs. Pinney, McIntosh, Pollesel and Stan, with Mr. Pinney serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended December 31, 2017. The fees we have paid to KPMG for services rendered by them include:

(a)

Audit Fees – KPMG billed us $584,000 and $512,000 for audit fees during the years ended December 31, 2017 and 2016, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, residual amounts from the prior year audit billed in the current year and the quarterly interim reviews of the consolidated financial statements.

(b)

Audit Related Fees – KPMG billed us $22,000 and $nil for audit related fees during the years ended December 31, 2017 and 2016, respectively. Audit related fees include fees in 2017 include fees related to preparation for the adoption of the new revenue and lease standards.

(c)	Tax Fees – No income tax advisory and compliance services fees were incurred for the years ended December 31, 2017 and 2016, respectively.

(d)	Other Fees – No other fees were incurred for the years ended December 31, 2017 and 2016, respectively.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The HRCC is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the HRCC is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the

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Committee that is available on the Corporation’s website (www.nacg.ca). The Committee is currently composed of Messrs. Oehmig, Pinney, Stan and Thornton, with Mr. Stan serving as Chairman. The Corporation, may retain independent specialized compensation consultants, to assist in determining compensation for executive management and directors.

OPERATIONS COMMITTEE

The Operations Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. It is also responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices, overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Operations Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Operations Committee that is available on the Corporation’s website (www.nacg.ca). The Operations Committee is currently composed of Messrs. Oehmig, McIntosh, Pollesel, Stan and Thornton, with Mr. Oehmig serving as Chairman.

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ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., 26550 Acheson Road, Acheson, Alberta, T7X 6B2:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended December 31, 2017 together with the accompanying Auditor’s Report and the MD&A;

(b)	this Information Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders, other than the election of directors, require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2019 and which such shareholders are entitled to request be included in the Information Circular for that meeting must be received at the Corporation’s principal executive offices not later than November 15, 2018.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 13th day of February, 2018.

/S/ Martin R. Ferron
Board Chair & Chief Executive Officer

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Schedule “A”

RESOLUTION APPROVING UNALLOCATED OPTIONS

UNDER THE SHARE OPTION PLAN

RESOLVED	THAT:

1.	All unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until April 11, 2021; and

2.	Any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

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Schedule “B”

RESOLUTION APPROVING NAME CHANGE

RESOLVED	THAT:

1.	Section 1 of the Articles of Amalgamation of the Corporation are hereby amended to change the name of the Corporation to “North American Construction Group Ltd.”; and

2.	Any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

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Schedule “C”

CORPORATE GOVERNANCE POLICY AND BOARD MANDATE

64

CORPORATE GOVERNANCE POLICY

AND BOARD MANDATE

DATE OF ISSUE / AMENDMENT:	October 31, 2017
VERSION NO:	3.0

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CORPORATE GOVERNANCE POLICY AND BOARD MANDATE

1.	Introduction

The Board is responsible for the stewardship of the Corporation as well as supervision of the management of the business and affairs of the Corporation. The Board is committed to following corporate governance practices that help ensure the Board serves the best interests of the Corporation in discharging those responsibilities. This Policy sets out the framework for those corporate governance practices.

2.	Objectives

The objectives of this Policy are to:

(a)	establish a framework to assist the Board in achieving good corporate governance in all aspects of the Corporation’s business; and

(b)	ensure compliance with the governance requirements of applicable regulators and stock exchanges.

3.	Definitions

In this Policy:

(a)	“Board” means the board of directors of the Corporation;

(b)	“CEO” means the Chief Executive Officer of the Corporation;

(c)	“Chair” or “Board Chair” means the chair of the Board;

(d)	“Committee” means any committee of directors established by the Board for the purpose of carrying out certain delegated functions of the Board;

(e)	“Committee Chair” means the chair of any Committee;

(f)	“Corporation” means North American Energy Partners Inc.;

(g)	“Executive Officer” means the CEO, President, Chief Operating Officer, Chief Financial Officer and each Vice-President of the Corporation; and

(h)	“Lead Director” means the lead director appointed under Section 5.5, if applicable.

4.	Scope

This Policy applies to all activities of the Board.

5.	Policy

5.1	Directors

The Board has determined that it will be comprised of at least 6 directors in order to fill all of the Committees required for an effective governance structure and to meet the regulatory requirements of applicable stock exchanges. The Board has also determined that there will be no more than 10 directors in order to encourage lively, informed discussion and facilitate decision-making while managing the costs of operating the Board.

Directors are expected to use their skill and experience to provide oversight to the business of the Corporation. Directors are expected to attend meetings and to be prepared to participate actively and knowledgeably. A full description of the responsibilities of each director is set out in Appendix A.

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5.2	Chair

The Board will elect a Chair who shall remain as the Chair until such time as he or she retires or until an alternate Chair is selected. The position description for the Chair is set out in Appendix B.

5.3	Committees

In order to ensure effective management of the workload and concurrently meet the regulatory requirements of applicable stock exchanges the Board will delegate certain of its responsibilities to the following Committees:

(a)	Audit Committee

(b)	Human Resources and Compensation Committee

(c)	Operations Committee

The Board will appoint a Committee Chair for each Committee from among the members of the Committee. The position description for Committee Chairs is set out in Appendix C.

Each Committee will prepare a charter to describe its responsibilities and will annually review its charter to ensure it is current. Each Committee charter, and any amendments, will be reviewed and approved by the Operations Committee and the Board and publicly disclosed on the Corporation’s website once approved.

Each Committee will perform an assessment of its effectiveness each year based on the guidelines set by the Operations Committee and will report the findings of that annual review to the Board.

5.4	Board and Committee Composition

The Board will periodically review Board and Committee composition, consider and approve the nomination of directors recommended by the Operations Committee, fill vacancies among the directors, appoint additional directors and appoint directors to Committees.

5.5	Director Qualifications and Diversity Criteria

In addition to having a Board comprised of highly experienced and skilled individuals, having a diversity of perspectives and viewpoints among its members is a significant benefit to corporate governance. To this end, the Board will, when identifying and selecting candidates for appointment or election to the Board, consider:

(a)	what competencies, qualifications, skills, knowledge, experience and expertise the Board, as a whole, should possess;

(b)	the competencies, qualifications, skills, knowledge, experience and expertise of existing Board members;

(c)	the competencies, qualifications, skills, knowledge, experience and expertise of potential candidates and the way in which the same would complement that of existing Board members;

(d)	whether a potential candidates can devote sufficient time and resources to his or her duties as a board member; and

(e)	diversity criteria, including but not limited to the gender, age, cultural and geographic backgrounds of potential candidates and how the same would lead to greater diversity on the Board.

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Diversity of perspectives and viewpoints at the executive level is equally as important as at the Board level and, accordingly, the Board will also consider the above diversity criteria when identifying and selecting candidates for appointment to Executive Officer positions.

It is not in the best interests of the Corporation or its shareholders to set any specific targets or quotas for recruiting Board members or Executive Officers based on diversity criteria. Diversity criteria will be considered as one important aspect of the identification and selection process but should not be considered paramount to other important criteria.

5.6	Independence

The Board will be composed of a majority of independent directors. Each Committee will be composed solely of independent directors.

The Board has determined that an independent director is a director who is not a member of management and who does not have a relationship with the Corporation or with management that may affect or be perceived to affect, the director’s ability to act in the best interests of the Corporation. A director is not independent if he or she does not satisfy the independence requirements contained in any applicable securities legislation or regulation or in the rules or policies of any applicable regulator or stock exchange on which the Corporation’s securities are listed for trading. The Board may adopt other categorical standards for determining whether a director is independent and will review the independence of each of the non-management directors annually.

The CEO of the Corporation will serve as a director of the Corporation and will be the only management director.

In the event the Board determines that it is appropriate and in the best interests of the Corporation to have the same individual serve concurrently as both Chair and CEO, the Board may make such appointment. In such case, however, the Board will appoint an independent director (the “Lead Director”) to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties. The position description for the Lead Director is set out in Appendix D.

The Board has adopted a policy of meeting in camera, with only independent directors present, at each regularly scheduled Board meeting. In camera sessions are of no fixed duration and participating directors are encouraged to raise and discuss any issues of concern.

Directors are expected to speak and act independently, respecting differing views held by other directors and management.

5.7	Interlocks

An interlock occurs when two or more directors of the Corporation are members on the same board of directors of another public company. No more than two directors may sit on the same public company board without the prior consent of the Board. In considering whether or not to permit more than two directors to serve on the same board, the Board must take into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of the members of the Audit Committee may serve on more than three public company audit committees without Board approval.

5.8	Strategic Planning

The Board will adopt a strategic planning process and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation.

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5.9	Identification and Management of Risks

The Board will identify the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage such risks, including ensuring implementation of appropriate internal control and management information systems.

5.10	Ethics and Conflicts of Interest

The Board is responsible for ensuring a culture of integrity within the Corporation and in fulfilling that responsibility will:

(a)	satisfy itself as to the integrity of the Executive Officers and that the Executive Officers create a culture of integrity throughout the organization;

(b)

approve and adopt a Code of Conduct and Ethics Policy applicable to directors, officers and employees of the Corporation and periodically review the same to ensure conformance with evolving best practices for corporate governance;

(c)

monitor compliance with the Code of Conduct and Ethics Policy, address and respond to any material departures from the same by any director or Executive Officer that come to the attention of the Board, consider any request for a waiver from the provisions of the same for the benefit of any director or Executive Officer and grant any such waiver if determined by the Board to be appropriate and in the best interests of the Corporation; and

(d)	ensure that, in conducting its business, the Board avoids conflicts of interest by directors.

A director has a conflict if he or she is:

(a)	a party to a material contract or transaction or proposed material contract or transaction with the Corporation;

(b)	a director or officer of any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(c)	a person who has a material interest in any entity which is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.

Immediately upon becoming aware of an actual or potential conflict of interest a director shall inform the Chair as well as the Lead Director if a Lead Director has been appointed. The director shall also advise the CEO and the corporate secretary of the conflict.

Because it may be impractical for a director who serves as a director or officer of another entity or who has a material interest in another entity to know that the entity is entering into a material contract or transaction with the Corporation (and therefore to give notice of every such material contract or transaction), it is sufficient for the director to deliver a general notice to the Board declaring that he or she is a director or officer or has a material interest in an entity and is to be regarded as interested in any material contract or transaction made with that entity. To minimize the possibility of a conflict of interest not being identified, directors will provide to the Corporation and update annually, a list of all shares and options held in the Corporation and all other director positions they hold or shares held in other organizations.

5.11	Director Compensation

The Board will compensate directors in a form and amount that is fair and appropriate for the services they perform and which is customary for comparable companies, having regard to such matters as time commitment, responsibility and trends in director compensation.

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The Board, based upon recommendations of the Compensation Committee, will periodically review the adequacy and form of directors’ compensation, including compensation of the Chair and the Committee Chairs, to ensure that it is competitive and realistically reflects the responsibilities and risks involved in being a director.

To more closely align the interests of directors and the Corporation’s shareholders, a portion of the directors’ fees may be paid in the form of equity, which may be in the form of deferred share units or other stock-based compensation. In addition, directors are encouraged to hold shares of the Corporation for their own accounts.

A management director will not receive additional compensation for Board service.

5.12	Orientation and Education for Directors

The Board, in conjunction with management, will provide an orientation program for new directors. The Board will ensure that all new directors understand the role of the Board and its Committees. Each director will be provided with a copy of all of the corporate governance policies and charters. Management will conduct orientation sessions with new directors to review the Corporation’s business, issues, risks and opportunities.

The Board, in conjunction with management, will provide continuing education opportunities for all directors so that individuals may maintain or enhance their skills and abilities as directors on an ongoing basis. Management will provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business and to ensure their understanding of the Corporation’s business remains current.

5.13	Executive Team

The Board will appoint the Executive Officers of the Corporation and will monitor their performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value. The Board will ensure that Executive Officers receive training and education as determined by the Board to be appropriate to ensure their ongoing professional development and improvement.

The Board expects management succession planning to be an ongoing activity to be reviewed and approved by the Board. This planning process will include, on a continuing basis, the CEO’s recommendation of a successor in the event of an unexpected incapacitation of the CEO.

5.14	Access to Advisors

The Board and each Committee will have access to independent legal, accounting, financial and other advisors as each deems necessary or appropriate to assist the Board or Committee in the conduct of its respective duties. The engagement of such advisors will be at the expense of the Corporation.

Any individual director who wishes to engage a non-management advisor at the expense of the Corporation to assist on matters involving his or her responsibilities as a director must review the request with and obtain the authorization of the Chair. Authorization of the Lead Director must also be obtained where a Lead Director has been appointed.

5.15	Term Limits

As set out in the by-laws, the election of directors will take place at each annual meeting of shareholders where the terms of all directors then in office shall be deemed to end. If qualified, however, each shall be eligible for re-election. The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing directors off the Board who have developed, over

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a period of service, considerable insight into the Corporation and who, therefore, can be expected to provide an increasing contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board membership to provide ongoing input of fresh ideas and views and annually considers changes to the composition of the Board.

5.16	Evaluation

The Board is responsible to ensure the continued effectiveness of the Board, its Committees and the individual directors and to foster a process of continuing improvement. Each director will periodically participate in a Board and Committee effectiveness assessment as well as an individual assessment by the director’s peers. Board and Committee assessments will consider, among other things, the effectiveness of the Board or Committee in achieving its mandate as set out in this Policy or the relevant Committee charter, as applicable. Individual peer assessments will consider, among other things, the competencies and skills the individual director is expected to bring to the Board, the director responsibilities set out in Appendix A and the applicable position descriptions for any director serving as Board Chair, Lead Director or the chair of any Committee. The Operations Committee is responsible for establishing the process for Board, Committee and individual director assessments.

Prepared By:	Approved By:	Date Approved / Issued:

/s/ Jordan Slator	/s/ Ron McIntosh	October 31, 2017
Jordan Slator General Counsel	Ron McIntosh Chairman of the Board

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APPENDIX A – Responsibilities of Directors

Directors are expected to:

•	Understand and fulfill the legal requirements and fiduciary and other obligations of a director.

•	Act honestly and in good faith with a view to the best interests of the Corporation.

•	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

•	Participate, as necessary, in the review and approval of Corporation policies and strategies and in monitoring their implementation.

•	Exercise their directors’ powers for the purposes for which they are intended.

•	Comply with the Corporation’s Code of Conduct and Ethics Policy.

•	Disclose to the Board when their personal interests and their duty to the Corporation are brought into conflict.

•	Use their abilities, experience and influence constructively.

•	Respect the confidentiality of fellow Board members and of the Corporation.

•	Understand the difference between governing and managing and not encroach on management’s mandate and areas of responsibility.

•

Participate, as requested by the Board, on Board Committees. The Board will endeavour to limit a director’s participation to two Committees in order to enable the director to give proper attention to each Committee, as well as to the Board. Committee members are expected to become knowledgeable about the purpose and goals of the relevant Committees, as well as the process of Committee work and the role of management, staff and outside advisors supporting the Board’s Committees.

•	When appropriate, communicate with the Board Chair and the CEO between meetings and be responsive when an officer of the Corporation or member of the Board desires to communicate between meetings.

•	Prepare for Board and Committee meetings in advance.

•

Attend all regular scheduled Board and Committee meetings in person. It is acceptable, on an infrequent basis, for directors to participate in these meetings by conference call if attendance in person is not possible. A director will notify the Board Chair or the CEO if he or she will not be able to attend or participate in a meeting.

•	Become sufficiently knowledgeable about the Corporation’s business, services, principal regulators and industry.

•	Develop an understanding of the role of the Corporation in the communities in which it operates.

•	Maintain an understanding of the legislative, business, social and political environments within which the Corporation operates.

•	Maintain an understanding of the strategic planning process and principal risks of the Corporation.

•	Remain knowledgeable about the executive management structure and overall management of the Corporation.

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•	Keep abreast of corporate governance developments and emerging best practices in corporate governance.

•

Take part in a periodic performance review of the Board as a whole and of any Committee to which he or she is a member in an honest and positive manner in order to contribute to continuous improvement in relation to the functioning of the Board and the Committees.

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Appendix B: Board Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Board Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2	The Board Chair shall be appointed by the Board and will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of the Board Chair is to provide leadership to the Board in matters relating to the effective execution of all Board responsibilities.

1.4	The Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

1.5	The responsibilities of the Board Chair are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Board Chair are to be carried out in conjunction and cooperation with the Lead Director when a Lead Director has been appointed. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject and subordinate to the responsibilities of the Lead Director.

2	Board Leadership

The Board Chair has the responsibility to:

2.1	Provide leadership in ensuring that the Board works harmoniously as a cohesive team.

2.2

Facilitate the Board functioning independently of management by ensuring that independent directors meet regularly without management or other non-independent directors present as well as by engaging outside advisors as required.

2.3

Provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected.

2.4	Attend Committee meetings and communicate with directors between meetings, as required.

2.5	Establish procedures to govern the Board’s work including:

•	working with the CEO and Secretary to schedule meetings of the Board and its Committees;

•	developing the agenda for Board meetings with input from other directors and management;

•	working with the CEO and Secretary to ensure that proper and timely information is delivered to the Board;

•	working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;

•	chairing all meetings of the Board, to the fullest extent possible;

•	encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

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•	in conjunction with the Lead Director if applicable, ensuring that independent directors have the opportunity to meet in camera at each meeting of the Board;

•	ensuring that any decisions arising from in-camera sessions are conveyed to the Secretary to be included in the minutes of the meeting;

•	ensuring that the Board has appropriate administrative support; and

•	addressing complaints, questions and concerns regarding Board matters, including consideration and approval of a director’s request to engage a non-management advisor at the Corporation’s expense.

3	Board Development

The Board Chair has the responsibility to:

3.1	Assist the Operations Committee in implementing the Board assessment process and lead the Board in discussing the results.

3.2	Lead in continuous improvement of Board processes and provide directors with opportunities to increase their knowledge and understanding of the Corporation’s business.

3.3	Upon recommendation of the Operations Committee, and in conjunction with the Lead Director if applicable, approach new candidates to serve on the Board.

4	Working with Management

The Board Chair has the responsibility to:

4.1	Represent shareholders and the Board to management and represent management to the Board and shareholders.

4.2	Work with the Board and the CEO to ensure that the Corporation is building a healthy governance culture.

4.3	Assist in effective communication between the Board and management, including follow-up of major items required by management or the Board.

4.4	Communicate openly and effectively with the CEO regarding strategy, governance matters, performance of the Corporation and feedback from directors.

4.5	Maintain regular contact with the CEO to keep well informed on the major affairs and operations of the Corporation.

4.6

Assist the Compensation Committee in monitoring and evaluating the performance of the Executive Officers, except the CEO where the Chair also serves as CEO, and ensuring succession plans are in place at the senior management level.

4.7	Serve as advisor to the CEO and other Executive Officers.

5	Shareholder Relations

The Board Chair has the responsibility to:

5.1	Chair annual and special meetings of the shareholders.

5.2

Receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices. The Board Chair will inform and consult with management to determine an appropriate response.

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Appendix C: Committee Chair – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of each Committee Chair of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

Each Committee Chair shall be an independent director and shall be appointed by the Board. Each Committee Chair will hold office until such time as he or she resigns or is replaced by a majority vote of the Board.

1.3	The prime responsibility of each Committee Chair is to provide leadership in matters relating to the effective execution of all Committee responsibilities.

1.4	Each Committee Chair’s performance will be measured based on the satisfaction of Committee members and of the Board regarding the functioning of the Committee.

1.5	The responsibilities of each Committee Chair are to be carried out in a manner consistent with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

2	Role and Responsibilities

Each Committee Chair has the responsibility to:

2.1	provide leadership in ensuring that the Committee works harmoniously as a cohesive team;

2.2	facilitate the Committee functioning independently of management by meeting regularly without management and engaging outside advisors as required;

2.3	communicate with Committee members between meetings as required;

2.4	facilitate information sharing with other Committees, as required, to address matters of mutual interest or concern;

2.5	lead in continuous improvement of Committee processes and provide Committee members with opportunities to increase their knowledge and understanding of the Corporation’s business;

2.6	assist in effective communication between the Committee and management, including follow-up of major items required by management, the Board or by the Committee;

2.7	establish procedures to govern the Committee’s work including:

•	work with the CEO and Secretary to schedule meetings of the Committee;

•	develop the agenda for Committee meetings with input from the Board Chair, other Committee members and management;

•	work with the Board Chair, CEO and Secretary to ensure that proper and timely information is delivered to the Committee;

•	work with the Board Chair and CEO to ensure that the conduct of Committee meetings provides adequate time for proper discussion of relevant issues;

•	chair all meetings of the Committee;

•	encourage full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

•	report regularly to the Board on the activities of the Committee, including the results of meetings and reviews undertaken and any associated recommendations;

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•	ensure that the Board Chair and the Lead Director, if one has been appointed, are briefed regularly on the key issues facing the Committee;

•	ensure that the Committee has appropriate administrative support; and

•	address complaints, questions and concerns regarding Committee matters.

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Appendix D: Lead Director – Position Description

1	Introduction

1.1

This position description is intended to identify the specific responsibilities of the Lead Director of the Corporation and to enhance coordination and communication between the Committee Chairs, the Board Chair, the Lead Director, the Board and the CEO.

1.2

The Lead Director shall be an independent director and shall be appointed by the Board to serve in that role at any time that any particular person serves concurrently as both Board Chair and CEO. The Lead Director will hold office until such time as he or she resigns or is replaced by a majority vote of the Board or until such time as the Board determines that a Lead Director is unnecessary due to a separation of the roles of Board Chair and CEO.

1.3

The prime responsibilities of the Lead Director are to act as the effective leader of the Board, to ensure that the Board’s agenda will enable the Board to successfully carry out its duties and to facilitate the Board’s exercise of independent judgment in carrying out its duties.

1.4

The Lead Director’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of the independent directors regarding the effective exercise by the Board of independent judgement.

1.5	The responsibilities of the Lead Director are to be carried out consistently with the principles stated in the Corporation’s Code of Conduct and Ethics Policy.

1.6

The responsibilities of the Lead Director are to be carried out in conjunction and cooperation with the Board Chair. In any case where the Lead Director has a specific responsibility that overlaps or conflicts with the responsibilities of the Board Chair, the Board Chair’s responsibilities are to be interpreted as being subject and subordinate to the responsibilities of the Lead Director.

2	Role and Responsibilities

The Lead Director has the responsibility to:

2.1	together with the Board Chair, oversee the Board’s discharge of its duties;

2.2	work with the Board chair, the CEO and the Board to ensure the Corporation is building a healthy governance culture;

2.3	work with the Board Chair and management to set the agenda for each meeting of the Board and ensure the Board is provided with appropriate associated materials;

2.4	attend Committee meetings and communicate with directors between meetings, as required.

2.5	together with the Board Chair, work with the Committees of the Board to ensure they have a proper structure and appropriate assignments;

2.6

together with the Board Chair, oversee the responsibilities and functions delegated to the Committees of the Board, including, but not limited to, compensation, performance evaluations and internal control systems;

2.7

assist the Compensation Committee in monitoring and evaluating the performance of the CEO and, together with the Board Chair, assist the Compensation Committee in monitoring and evaluating the performance of the other Executive Officers as well as ensuring succession plans are in place at the senior management level.

2.8	together with the Board Chair, take steps to foster the Board’s understanding of its responsibilities and boundaries with management;

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2.9	chair Board meetings when the Board Chair is absent or in circumstances where the Board Chair is conflicted;

2.10	act as a leader for the independent directors;

2.11

serve as an independent contact for directors, shareholders and other stakeholders on matters when the person making contact believes it to be inappropriate to discuss the matter initially with the Board Chair or in other situations where the Board Chair is not available;

2.12	communicate with the Board Chair and CEO so that he or she is aware of concerns of the independent directors, shareholders and other stakeholders;

2.13	be available to counsel the Board Chair on matters appropriate for review in advance of discussion with the full Board;

2.14	organize and present agendas for in camera independent director meetings based on input from directors and management;

2.15	preside over in camera independent director meetings and conduct the meetings in an efficient, effective and focused manner;

2.16	oversee the distribution of information to independent directors for purposes of in camera independent directors meetings in a manageable form, sufficiently in advance of the meeting;

2.17	brief the Board Chair on decisions reached or suggestions made at in camera independent director meetings;

2.18	perform other functions as may be reasonably requested by the Board.

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Form of Proxy - Annual General and Special Meeting to be held on Wednesday, April 11, 2018

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the securityholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	_ _ _
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on Monday, April 9, 2018

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
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If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER    23456 78901 23456

NXZQ_PRX_266709/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) of North American Energy Partners Inc. hereby appoint(s): Martin R. Ferron, or failing him, Joseph C. Lambert
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the “Meeting”) of shareholders of North American Energy Partners Inc. to be held in the head office of the Corporation at 26550 Acheson Road, Acheson, Alberta on Wednesday, April 11, 2018 at 3:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Martin R. Ferron	☐	☐	02. Ronald A. McIntosh	☐	☐	03. William C. Oehmig	☐	☐	_ _ _ Fold
04. Bryan D. Pinney	☐	☐	05. John J. Pollesel	☐	☐	06. Thomas P. Stan	☐	☐

07.Jay W. Thornton	☐	☐

	For	Withhold

2. Appointment of Auditors KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.	☐	☐

For	Against

3. Approval of Unallocated Options Under the Share Option Plan

All unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until April 11, 2021; and any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

☐	☐

For	Against

4. Change of Name of the Corporation

Section 1 of the Articles of Amalgamation of the Corporation are hereby amended to change the name of the Corporation to “North American Construction Group Ltd.”; and any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

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Form of Proxy - Annual General and Special Meeting to be held on Wednesday, April 11, 2018

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

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5.	The securities represented by this proxy will be voted as directed by the securityholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	_ _ _
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on Monday, April 9, 2018

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
312-588-4290 Direct Dial	• Smartphone?
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If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER    23456 78901 23456

NXZQ_PRX_266709/000002/000002/i

Appointment of Proxyholder

I/We being holder(s) of North American Energy Partners Inc. hereby appoint(s): Martin R. Ferron, or failing him, Joseph C. Lambert
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the “Meeting”) of shareholders of North American Energy Partners Inc. to be held in the head office of the Corporation at 26550 Acheson Road, Acheson, Alberta on Wednesday, April 11, 2018 at 3:00 pm (Mountain Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Martin R. Ferron	☐	☐	02. Ronald A. McIntosh	☐	☐	03. William C. Oehmig	☐	☐	_ _ _ Fold
04. Bryan D. Pinney	☐	☐	05. John J. Pollesel	☐	☐	06. Thomas P. Stan	☐	☐

07.Jay W. Thornton	☐	☐

	For	Withhold

2. Appointment of Auditors KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.	☐	☐

For	Against

3. Approval of Unallocated Options Under the Share Option Plan

All unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until April 11, 2021; and any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

☐	☐

For	Against

4. Change of Name of the Corporation

Section 1 of the Articles of Amalgamation of the Corporation are hereby amended to change the name of the Corporation to “North American Construction Group Ltd.”; and any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

☐	☐

_ _ _
Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.